Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Card as of December 31, 2021s

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (collectively referred to as the “Company”), which comprise the separate statements of financial position as at December 31, 2021 and 2020, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 44 to the consolidated financial statements. As explained in Note 44, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Company’s ability to generate revenue.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean standards on Auditing will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 2, 2022

This report is effective as of March 2, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won, except share data)	Note		2021	2020

Assets
Cash and due from banks	10,40	~~W~~	300,616	358,569
Financial assets at fair value through profit or loss	11		923,620	1,148,006
Derivative assets	12		56,986	207
Credit card receivables at amortized cost and other	13		32,747,588	29,959,864
Lease assets	14		1,397,773	1,016,237
Financial assets at fair value through other comprehensive income	16		197,019	32,143
Property and equipment, net	15,17		629,594	613,766
Intangible assets	18		79,915	51,501
Investments in subsidiaries and other	19		273,547	212,824
Deferred tax assets	39		132,662	139,120
Investments properties	20		47,201	52,477
Other assets	21		1,250,439	949,086

Total assets		~~W~~	38,036,960	34,533,800

Liabilities
Derivative liabilities	12	~~W~~	11,056	63,464
Borrowings	22		9,371,167	6,861,412
Debentures, net	23		17,771,399	17,218,991
Net defined benefit obligations	24		35,341	40,082
Current tax liabilities	39		181,290	30,378
Provisions	25		222,564	226,879
Other liabilities	15,26		3,748,097	3,678,805

Total liabilities			31,340,914	28,120,011

Equity
Common stock	27		626,847	626,847
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,871	2,219
Accumulated other comprehensive loss	27		(36,868)	(52,868)
Retained earnings	27,28		5,243,604	4,976,999
Total equity			6,696,046	6,413,789

Total liabilities and equity		~~W~~	38,036,960	34,533,800

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note		2021	2020

Interest income		~~W~~ 	2,187,419	2,139,283
Interest expense			(486,243)	(486,025)
Net interest income	32		1,701,176	1,653,258

Fee and commission income			1,607,893	1,470,367
Fee and commission expense			(1,150,795)	(1,169,940)
Net fee and commission income	33		457,098	300,427

Dividend income	34		430	954
Net gain on financial assets at fair value through profit or loss	11		18,073	29,147
Net gain(loss) on derivatives	12		85,323	(44,016)
Net gain(loss) on foreign currency transactions	7		(63,729)	61,157
Provision for credit loss allowance	35		(384,452)	(459,169)
General administrative expenses	36		(715,176)	(614,373)
Other operating expense, net	37		(205,034)	(134,830)

Operating income			893,709	792,555

Non-operating expense, net	38		4,404	(3,145)
Impairment loss on investments in associates	19		(11,777)	(2,622)

Profit before income tax			886,336	786,788

Income tax expense	39		(228,216)	(208,497)

Profit for the year		~~W~~	658,120	578,291

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	409	(7,089)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		5,473	(3,113)

Items that are or may be reclassified subsequently to profit or loss
Loss on financial assets at fair value through other comprehensive income			(862)	-
Net changes in the unrealized fair value of cash flow hedges	12,27		13,751	13,729

Total comprehensive income for the year		~~W~~	676,891	581,818
Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	5,249	4,613

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

	2020
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity

Balance at January 1, 2020	~~W~~	626,847	860,592	263	(56,395)	4,729,433	6,160,740
Transactions with the owner of the Company
Dividends		-	-	-	-	(330,725)	(330,725)
Share-based payment transactions		-	-	1,956	-	-	1,956
Total comprehensive income for the year:
Profit for the year		-	-	-	-	578,291	578,291
Remeasurement of the net defined benefit obligations		-	-	-	(7,089)	-	(7,089)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	(3,113)	-	(3,113)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	13,729	-	13,729
Balance at December 31, 2020	~~W~~	626,847	860,592	2,219	(52,868)	4,976,999	6,413,789

	2021
(In millions of won)		Common stock	Capital surplus	Capital Adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at January 1, 2021	~~W~~	626,847	860,592	2,219	(52,868)	4,976,999	6,413,789
Dividends		-	-		-	(394,286)	(394,286)
Share-based payment transactions		-	-	(348)	-	-	(348)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	658,120	658,120
Remeasurement of the net defined benefit obligations		-	-	-	409	-	409
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,840	2,771	4,611
Net changes in the unrealized fair value of cash flow hedges		-	-	-	13,751	-	13,751
Balance at December 31, 2021	~~W~~	626,847	860,592	1,871	(36,868)	5,243,604	6,696,046

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)		2021	2020
Cash flows from operating activities
Profit before income tax	~~W~~	886,336	786,788
Adjustments for:
Interest income		(2,187,419)	(2,139,283)
Interest expense		486,243	486,025
Dividend income		(430)	(954)
Fee and commission income		18,862	-
Fee and commission expense		107	1,064
Net gain on sales of financial assets at fair value through profit or loss		(3,024)	(5,286)
Gain on valuation of financial assets at fair value through profit or loss		(1,017)	(162)
Loss on valuation of financial assets at fair value through profit or loss		35	200
Gain on valuation and transaction of derivatives		(93,096)	(2,120)
Loss on valuation and transaction of derivatives		7,773	46,136
Gain on foreign currency transaction		(9,242)	(50,960)
Loss on foreign currency transaction		95,811	5,751
Provision allowance for credit loss		384,452	437,903
Employee-related expenses		26,012	22,752
Depreciation expense		60,957	53,135
(Reversal of) Provision allowance for restoration cost		16	(530)
Other operating income		(24,273)	-
Other operating expenses		256,773	161,892
Non-operating income		(514)	(725)
Non-operating expenses		1,540	219
Impairment loss on investments assets in associates and others		11,777	2,622
		(968,657)	(982,321)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss		230,160	(259,899)
Credit card receivables at amortized cost and other		(2,990,712)	(1,751,837)
Lease assets		(638,131)	(628,780)
Other assets		(317,184)	36,143
Net defined benefit obligations		(25,978)	(22,875)
Provisions		(8,712)	(811)
Other liabilities		(28,364)	(299,856)
		(3,778,921)	(2,927,915)

Income taxes paid		(77,874)	(169,363)
Interest received		2,045,053	1,988,632
Interest paid		(474,313)	(483,372)
Dividend received		430	954
Net cash outflow from operating activities	~~W~~	(2,367,946)	(1,786,597)

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows, continued

For the years ended December 31, 2021 and 2020

(In millions of won)		2021	2020

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	3,024	15,005
Acquisition of financial assets at fair value through profit or loss		(4,922)	(11,729)
Proceeds from disposal of financial assets at fair value through other comprehensive income		4,368	-
Acquisition of financial assets at fair value through other comprehensive income		(162,623)	(500)
Acquisition of investment in subsidiaries and other		(72,370)	-
Proceeds from disposal of property and equipment		1,078	811
Acquisition of property and equipment		(48,265)	(56,119)
Proceeds from disposal of intangible assets		-	1,320
Acquisition of intangible assets		(46,423)	(17,516)
Acquisition of investment properties		-	(2,470)
Decrease in security deposits paid		50,365	19,635
Increase in security deposits paid		(55,165)	(10,162)
Net cash outflow from investing activities		(330,933)	(61,725)

Cash flows from financing activities
Proceeds from borrowings		4,848,684	3,594,062
Repayment of borrowings		(2,382,092)	(3,077,707)
Proceeds from debentures		4,092,948	5,354,936
Repayment of debentures		(3,600,000)	(3,338,768)
Cash inflows from cash flow hedges		369,528	2,120
Cash outflows from cash flow hedges		(374,424)	-
Repayment of lease liability		(7,850)	(533,356)
Dividends paid		(394,287)	(330,725)
Increase in security deposits received		91,577	7,652
Increase in advance payments		(3,159)	-
Net cash inflow from financing activities		2,640,925	1,678,214

Net decrease in cash and cash equivalents		(57,954)	(170,108)
Cash and cash equivalents at the beginning of year		358,534	528,642

Cash and cash equivalents at the end of year	~~W~~	300,580	358,534

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985. The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2021, the Company has approximately 20.91 million (actual member) personal credit card holders, 1.92 million merchants in its network and 29 branch offices (including head office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.	Basis of Preparation

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea stipulated in Article 5-1-1 of the Act on External.

These financial statements are separate financial statements prepared in accordance with Korean IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the shareholder’s meeting to be held on March 23, 2022.

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with Korean-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Company uses forward-looking information to estimate expected credit loss in accordance with Korean IFRS No.1109 'Financial

Instruments'. For the year ended December 31, 2021, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2021 is re-estimated using the updated forward-looking information on the economic growth rate, private consumption growth rate, and KOSPI, and facility investment growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Company will continue to monitor the economic effects of the COVID-19.

(d)Changes in accounting policies

Except for the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2021, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020. There are other new standards applied from January 1, 2021, which does not have a significant impact on the Company’s financial statements.

(i) New and amended standards and interpretations adopted by the Company

i) Amendments to Korean IFRS No. 1116 ‘Leases’ – The practical expedient for the exemption, discount or deferral of rent related to Covid-19

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment,

the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent discounts,

etc., in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient under this amendment applies only to rent concessions that meet all of the following conditions:

- Lease consideration modified due to changes in lease fees is substantially equal to or less than the lease consideration before the change takes place;

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The Company does not expect that these amendments have a significant impact on the separte financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(i) New and amended standards and interpretations adopted by the Company, continued

ii) Amendments to Korean IFRS No. 1109 Financial Instruments, Korean IFRS No. 1039 Financial Instruments: Recognition and Measurement, Korean IFRS No. 1107 Financial Instruments: Disclosure, Korean IFRS No. 1104 ‘Insurance Contracts’ and Korean IFRS No. 1116 ‘Leases’ – Interest Rate Benchmark Reform (Phase 2 amendments)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of carrying amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendment does not have a significant impact on the separate financial statements.

(ii) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2022, and have not been early adopted by the Company.

i) Amendments to Korean IFRS No. 1103 'Business combination' – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also clarifies that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to Korean IFRS No. 1016 ‘Property, plant and equipment’ - proceeds before intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to Korean IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(ii) New standards and amendments not yet adopted by the Company, continued

iv) Annual Improvements to Korean IFRSs 2018-2020 Cycle

For Annual Improvements to Korean IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the separate financial statements.

- Korean IFRS No. 1101 ‘First-time Adoption of Korean IFRS’ - Subsidiary as a First-time Adopter

- Korean IFRS No. 1109, ‘Financial Instruments’ – Fees included in the 10 percent test for derecognition of financial liabilities

- Korean IFRS No. 1116, ‘Leases’ - Lease incentives

- Korean IFRS No. 1041 ‘Agriculture’ – Fair value measurements

v) Amendments to Korean IFRS No. 1001, ‘Presentation of Financial Statements’ - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is reviewing the impact of the financial statements due to the amendments.

vi) Amendments to Korean IFRS No. 1116 ‘Leases’ - Covid-19-Related Rent Concessions beyond 30 June 2021

The scope of the practical expedient, which a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, has been expanded to a reduction in lease payments that affect lease payments made before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

vii) Implementation of Korean IFRS No. 1117 ‘Insurance contracts’

The main features of Korean IFRS No.1117 are the measurement of the current value of insurance liabilities, the recognition of insurance revenue due to an accrual basis, and the separation of insurance gains and losses on investment. Korean IFRS No.1104 has measured the insurance liabilities by using historical information (e.g., interest rates at sale, etc.). In addition, when the insurance company receives the insurance premium, it recognizes the received premium as insurance revenue on a cash basis and there is no obligation to present insurance financial income or expense and the investment income or expense separately. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted

viii) Amendments to Korean IFRS No. 1001 ‘Presentation of financial statements’ - Disclosure of accounting policies

The amendments require entities to disclose their material accounting policies. The IFRS Practice Statement 2 'Accounting Policy Disclosure' was amended to define and disclose material accounting policies and to provide guidelines on how to apply the concept of materiality. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Company is reviewing the impact of the financial statements due to the amendments.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(ii) New standards and amendments not yet adopted by the Company, continued

ix) Amendments to Korean IFRS No. 1008 ‘Accounting Policies and Accounting Estimates’ - Definition of ‘Accounting Estimates’

The amendments define accounting estimates and clarify how to distinguish accounting estimates from changes in accounting policy. This amendment will take effect for annual periods beginning after January 1, 2023 and are permitted for early application. The Company expects that the amendments will not have a significant impact on the separate financial statements.

x) Amendments to Korean IFRS No. 1012 ‘Income taxes’ - Deferred tax related to assets and liabilities arising from a single transaction

The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment will take effect for annual periods beginning after January 1, 2023 and are permitted for early application. The Company expects that the amendments will not have a significant impact on the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.Significant Accounting Policies

Significant accounting policies applied by the Company in preparation of its separate financial statements are described below. The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a)	Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with Korean IFRS No. 1027, Separate Financial Statements.  The Company applied the cost method in accordance with Korean IFRS No. 1027 and methods in accordance with Korean IFRS No. 1109 Financial Instruments to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b)	Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and call deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(c)	Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument.

At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”).

When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Company’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3. Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (See Note 7). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account for the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies.  These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset.  Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3. Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Company considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features;

- Terms and conditions that limit the Company’s claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid), and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 3 (d) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3. Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(iii) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge. The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(d) Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. Effective portion of the changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item determined on the basis of present value from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the cash flow hedge reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item. For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amounts recognized in other comprehensive income is reclassified to profit or loss as reclassification adjustments at the disposal of the foreign operation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs and relies as little as possible on entity-specific inputs.  Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Company measures loss allowances at an amount equal to the lifetime expected credit losses “ECLs”, except for the following, which are measured as twelve-month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less

- Significant changes in credit rating occur; or

- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(f)	Impairment of financial assets, continued

The Company considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

When estimating ECLs, the maximum period is the maximum contractual period over which the Company is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit- impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets impaired includes the following observable information.

•	Significant financial difficulty of the borrower or issuer
•	Default or delinquency in interest or principal payments
•	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
•	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
•	The disappearance of an active market for a security
•

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(g)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After first initial recognition, an item of property and equipment are recognized as carrying amount, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Company will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(h)	Intangible assets, continued

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets. Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

(i) Lessor

Where the Company is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(i)	Leases, continued

-	Fixed payments (including in-substance fixed payments), less any lease incentives receivable
-	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
-	Amounts expected to be payable by the Company (the lessee) under residual value guarantees
-	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and
-	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:

-	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
-

uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing, and make adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or     market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting point to determine the incremental borrowing rate.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-	the amount of the initial measurement of lease liability
-	any lease payments made at or before the commencement date less any lease incentives received
-	any initial direct costs, and
-	restoration costs

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Although the Company elected to apply the revaluation model to its land and buildings that are presented in property, plant and equipment, the Company did not choose to apply that revaluation model to buildings held by the Company that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(j)	Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(k)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pretax  discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

(l)	Non-derivative financial liabilities

The company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the company financial statements when the company becomes the party to the contractual agreement.

(i) Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss. Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

3.	Significant Accounting Policies, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(l)	Non-derivative financial liabilities, continued

(iii) Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(m)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss. Short-term employee benefits are measured with undiscounted amounts.

(ii) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset. Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceeding the obligations for contributions for the service provided before the end of reporting period, the Company recognizes the decrease in future payments or cash refunds as an asset (prepaid expense).

Defined benefit plans

The Company recognizes defined benefit liabilities related to defined benefit plans at the present value of the defined benefit obligations less the fair value of plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds form the plan or reductions in future contributions to the plan.  To calculate the present value of economic benefits consideration is given to any applicable minimum funding requirements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(m)	Employee benefits, continued

(ii) Post-employment benefit plan, continued

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes the gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(ⅲ) Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value

(n)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are considered in reaching the best estimate of a provision. If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions regarding litigation and unused credit commitments for credit purchases and cash advances. Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default. In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(o) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income.  Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(p)	Share Capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(q)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

In the case of cash-settled share-based payment transactions in which cash is paid in exchange for the goods or services received, the goods or services received and the liabilities borne in return are measured at fair value and recognized as employee benefit expenses and liabilities during the vesting period. I'm doing it. In addition, the fair value of the liability is remeasured at the end of each reporting period and at the final settlement date until the liability is settled, and the change in fair value is recognized as salary.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(r)	Revenue from contracts with customers

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation).  However, the Company recognizes service charges from delinquent cardholders on cash basis. Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan. The amortization of deferred fee is recognized as operating revenue or expense by the effective interest rate method.

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Company provides awards, in the form of price discounts or by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. The amount allocated to the points is regarded as consideration payable to the customer and recognized as a reduction of fee and commission income.

(s)	Finance income and finance costs

The Company’s Finance income and finance costs consist of:

- Interest income;

- Interest expense;

- Dividend income;

- Net income or loss on financial assets measured at fair value through profit or loss;

- Net income or loss on foreign currency transactions;

- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;

- Remeasurement gains on acquirer’s previously held equity interest in the acquiree at its acquisition-date fair value;

- Loss of changes in fair value of contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense was recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established. In addition, it is presented by deducting handling fee income and incidental costs loan from loan products and depreciated in accordance with the Act of Effective Interest Rate during the loan period to recognize revenue and expenses.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(t)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned nine domestic subsidiaries including the Company. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. The consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Tax uncertainty arises from the Company’s claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Company has paid tax according to Korean IFRS No. 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

If there are any additional corporate tax expenses incurred by dividend payments, it is recognized at the time the liability related to the dividend payments are recognized.

(u)Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(v) Insurance contracts

Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. A contract that meets the definition of an insurance contract remains an insurance contract until all rights and obligations are extinguished. The Company recognized assets and liabilities related to insurance contracts as other assets and liabilities in the separate statements of financial position and income and expenses related to insurance contracts as other commission income and expense in the separate statements of comprehensive income.

The Company recognizes insurance liabilities to provision the future payment that will be paid based on above insurance contracts, and details are as follows:

Premium reserves

The Company reserves expected amount to be paid after the reporting period although the insured event had occurred before the reporting period.

Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system.  The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(a)	General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv)Enterprise crisis management system

The Company maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Company’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented.  For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(a)	General information of risk management, continued

(v)Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, we use the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and we use it to monitor members and monitor portfolio risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these separate financial statements but also off-balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (probability of default), LGD (loss given default), and EAD (exposure at default) utilizing the risk estimation methodology of Basel II. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk.  Exposure to credit risk of the Company as of December 31, 2021 and 2020 is as follows. Cash held by the Company is excluded.

		2021	2020

Due from banks and credit card receivables at amortized cost and other (*)
Banks	~~W~~	312,638	768,950
Household		28,031,588	26,305,118
Credit sales		14,565,890	12,881,691
Cash advances		1,535,836	1,444,634
Card loans		7,098,353	6,776,631
Installment finance and others		4,831,509	5,202,162
Government/Public sector/Central bank		34,113	32,929
Corporations		4,669,863	3,211,431
		33,048,202	30,318,428

Financial assets at FVTPL
Debt securities		3,803	3,128
Beneficiary certificates		914,768	1,141,163
		918,571	1,144,291

Financial assets at FVOCI
Debt securities		161,494	-
Derivative financial assets		56,986	207
Other assets (*)
Other financial assets		868,966	750,358
	~~W~~	35,054,219	32,213,284

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2021 and 2020, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~87,060,206 million and ~~W~~83,075,972 million, respectively. As of December 31, 2021 and 2020, the balance of the Borrowing guarantee we provided to the subsidiary is ~~W~~220,516 million and ~~W~~190,575 million. As of December 31, 2021 and 2020, the securities purchase agreement signed by the Company is ~~W~~34,468 million and ~~W~~99,400, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2021 and 2020 are as follows:

		2021
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	310,376	108	2,155	14	-	312,653	(15)	312,638
Household		21,215,891	2,934,072	1,957,893	2,411,834	444,609	28,964,299	(932,711)	28,031,588
Credit sales		12,227,258	572,913	1,106,858	879,963	47,610	14,834,602	(268,712)	14,565,890
Cash advances		654,429	278,454	165,872	548,135	25,604	1,672,494	(136,658)	1,535,836
Card loans		4,723,707	1,178,772	542,842	860,912	58,024	7,364,257	(265,904)	7,098,353
Installment finance and others		3,610,497	903,933	142,321	122,824	313,371	5,092,946	(261,437)	4,831,509

Government/Public sector/Central bank		34,113	-	-	-	-	34,113	-	34,113
Corporate		2,721,363	1,809,732	16,454	156,141	3,763	4,707,453	(37,590)	4,669,863
		24,281,743	4,743,912	1,976,502	2,567,989	448,372	34,018,518	(970,316)	33,048,202
Financial assets at FVOCI
Debt securities(*)		161,494	-	-	-	-	161,494	-	161,494
	~~W~~	24,443,237	4,743,912	1,976,502	2,567,989	448,372	34,180,012	(970,316)	33,209,696

(*) As of December 31, allowance for credit loss of debt securities at fair value through other comprehensive income recognized in other comprehensive income is ~~W~~ 24 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2021 and 2020 is as follows:

		2020
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	766,973	79	1,898	18	-	768,968	(18)	768,950
Household		19,699,345	2,890,494	1,885,321	2,279,035	478,548	27,232,743	(927,625)	26,305,118
Credit sales		10,717,304	501,689	1,028,358	837,082	50,960	13,135,393	(253,702)	12,881,691
Cash advances		652,400	252,857	162,134	476,098	27,431	1,570,920	(126,286)	1,444,634
Card loans		4,532,896	1,087,182	555,476	827,325	61,701	7,064,580	(287,949)	6,776,631
Installment finance and others		3,796,745	1,048,766	139,353	138,530	338,456	5,461,850	(259,688)	5,202,162

Government/Public sector/ The Bank of Korea		32,929	-	-	-	-	32,929	-	32,929
Corporate		1,445,337	1,653,562	10,892	129,658	6,870	3,246,319	(34,888)	3,211,431
	~~W~~	21,944,584	4,544,135	1,898,111	2,408,711	485,418	31,280,959	(962,531)	30,318,428

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2021 and 2020 are as follows:

		2021
		Prime	Normal	Impaired	Total
Financial guarantee
12-month expected credit loss	~~W~~	220,516	-	-	220,516
Loan commitments and other credit-related liabilities
12-month expected credit loss		80,299,149	2,333,776	-	82,632,925
Lifetime expected credit loss		3,469,031	988,835	-	4,457,866
Impaired financial asset		-	-	3,883	3,883
		83,768,180	3,322,611	3,883	87,094,674
	~~W~~	83,988,696	3,322,611	3,883	87,315,190

		2020
		Prime	Normal	Impaired	Total
Financial guarantee
12-month expected credit loss	~~W~~	190,575	-	-	190,575
Loan commitments and other credit-related liabilities
12-month expected credit loss		76,479,301	2,160,009	-	78,639,310
Lifetime expected credit loss		3,446,501	1,086,461	-	4,532,962
Impaired financial asset		-	-	3,100	3,100
		79,925,802	3,246,470	3,100	83,175,372
	~~W~~	80,116,377	3,246,470	3,100	83,365,947

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA~BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4. Financial Risk Management, Continued

(b)	Credit risk, continued

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2021 and 2020 are as follows:

		2021
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	312,638	-	-	-	-	-	-	-	312,638
Retail		27,957,924	11,055	461	2,004	215	1,602	40,394	17,933	28,031,588
Government/Public sector /Central bank		34,113	-	-	-	-	-	-	-	34,113
Corporations		4,539,458	-	-	-	-	130,405	-	-	4,669,863
		32,844,133	11,055	461	2,004	215	132,007	40,394	17,933	33,048,202
2Securities measured at FVTPL		918,572	-	-	-	-	-	-	-	918,572
Securities at FVOCI		161,494	-	-	-	-	-	-	-	161,494
		33,924,199	11,055	461	2,004	215	132,007	40,394	17,933	34,128,268
Off-balance accounts
Guarantees		-	-	-	-	-	76,118	-	144,398	220,516
Loan commitments and other liabilities related credit		86,920,624	30,601	953	10,861	751	3,519	82,119	45,246	87,094,674
	~~W~~	86,920,624	30,601	953	10,861	751	79,637	82,119	189,644	87,315,190

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4. Financial Risk Management, Continued

(b)	Credit risk, continued

(iii) Concentration by geographic location, continued

An analysis of concentration by geographic location for financial instrument, as of December 31, 2021 and 2020 are as follows, continued:

		2020
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	768,950	-	-	-	-	-	-	-	768,950
Retail		26,241,166	10,220	365	1,964	180	1,216	34,149	15,858	26,305,118
Government/Public sector /Central bank		32,929	-	-	-	-	-	-	-	32,929
Corporations		3,124,391	-	-	-	-	87,040	-	-	3,211,431
		30,167,436	10,220	365	1,964	180	88,256	34,149	15,858	30,318,428
Securities at FVTPL		1,144,291	-	-	-	-	-	-	-	1,144,291
		31,311,727	10,220	365	1,964	180	88,256	34,149	15,858	31,462,719
Off-balance accounts
Guarantees		-	-	-	-	-	65,940	-	124,635	190,575
Loan commitments and other liabilities related credit		83,015,786	29,631	793	10,875	784	2,842	69,768	44,893	83,175,372
	~~W~~	83,015,786	29,631	793	10,875	784	68,782	69,768	169,528	83,365,947

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)	Credit risk, continued

(iv) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows:

		2021
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	312,638	-	-	-	-	-	-	-	312,638
Retail		-	-	-	-	-	-	-	28,031,588	28,031,588
Government/Public sector/ Central bank		465	6	46	480	11	1	33,104	-	34,113
Corporations		753,808	582,713	626,765	200,913	203,190	25,318	2,277,156	-	4,669,863
		1,066,911	582,719	626,811	201,393	203,201	25,319	2,310,260	28,031,588	33,048,202
Securities measured at FVTPL		-	-	-	-	-	-	918,572	-	918,572
Securities at FVOCI		-	-	-	-	-	-	161,494	-	161,494
		1,066,911	582,719	626,811	201,393	203,201	25,319	3,390,326	28,031,588	34,128,268
Off-balance accounts
Guarantees		220,516	-	-	-	-	-	-	-	220,516
Loan commitments and other liabilities related credit		315,035	711,063	607,284	191,309	128,575	105,521	1,826,610	83,209,277	87,094,674
	~~W~~	535,551	711,063	607,284	191,309	128,575	105,521	1,826,610	83,209,277	87,315,190

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)	Credit risk, continued

(iv) Concentration by industry sector, continued

An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 are as follows, continued:

		2020
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	768,950	-	-	-	-	-	-	-	768,950
Retail		-	-	-	-	-	-	-	26,305,118	26,305,118
Government/Public sector/ Central bank		497	-	42	530	4	1	31,855	-	32,929
Corporations		58,566	487,499	607,159	156,691	175,007	19,492	1,707,017	-	3,211,431
		828,013	487,499	607,201	157,221	175,011	19,493	1,738,872	26,305,118	30,318,428
Securities at FVTPL		-	-	-	-	-	-	1,144,291	-	1,144,291
		828,013	487,499	607,201	157,221	175,011	19,493	2,883,163	26,305,118	31,462,719
Off-balance accounts
Guarantees		190,575	-	-	-	-	-	-	-	190,575
Loan commitments and other liabilities related credit		377,873	724,657	603,669	189,078	128,587	124,086	1,528,982	79,498,440	83,175,372
	~~W~~	568,448	724,657	603,669	189,078	128,587	124,086	1,528,982	79,498,440	83,365,947

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(a)	Credit risk, continued

(iii) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Bank estimates based on its business plan and management strategy.

The Company analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the COVID-19 economic situation, the Company reviewed three scenarios: upside, central, and downside, and reflected the final forward-looking information.

Major macroeconomic variables	Correlation between credit risks
Economic growth rate	Negative correlation
Consumer inflation rate	Negative correlation
Balance on current account	Negative correlation
Facility investment growth rate	Negative correlation
Composite stock Price index	Negative correlation

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

The recent actual default rate is an important reference when estimating the default rate considering the future economic outlook. Although various economic indicators deteriorated due to the economic contraction caused by COVID-19 in 2021, the Company’s actual default rate remains stable.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the sensitivity analysis of the impact on the Company's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant, the impact of sensitivity analysis on the Company’s credit loss allowance is not significant.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i)Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2021 and 2020 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks(*1)	~~W~~	300,580	-	-	-	-	-	300,580
Credit card receivables at amortized cost and other		10,730,754	6,443,510	4,426,817	5,111,110	8,517,253	371,501	35,600,945
Financial assets at FVTPL		923,620	-	-	-	-	-	923,620
Financial assets at FVOCI		161,494	-	-	-	-	35,525	197,019
Other financial assets		826,655	7,515	5,883	13,916	29,273	2,125	885,367
	~~W~~	12,943,103	6,451,025	4,432,700	5,125,026	8,546,526	409,151	37,907,531
Liabilities:
Borrowings	~~W~~	564,172	808,631	457,818	881,119	6,850,251	-	9,561,991
Debentures		490,026	279,002	1,087,200	2,652,851	13,359,515	641,606	18,510,200
Other financial liabilities		2,632,850	14,682	23,222	39,426	399,109	12,171	3,121,460
	~~W~~	3,687,048	1,102,315	1,568,240	3,573,396	20,608,875	653,777	31,193,651
Off-balance item(*2):
Guarantee	~~W~~	220,516	-	-	-	-	-	220,516
Securities purchase agreement		34,468	-	-	-	-	-	34,468
Unused credit commitments		87,060,206	-	-	-	-	-	87,060,206
	~~W~~	87,315,190	-	-	-	-	-	87,315,190

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments, continued

(*1) Restricted due from banks as of December 31, 2021 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests pay

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	358,534	-	-	-	-	-	358,534
Credit card receivables at amortized cost and other		9,722,668	5,983,646	4,039,351	4,937,322	7,682,972	332,614	32,698,573
Financial assets at FVTPL		1,148,006	-	-	-	-	-	1,148,006
Financial assets at FVOCI		-	-	-	-	-	32,143	32,143
Other financial assets		704,494	9,593	12,342	19,974	19,913	-	766,316
	~~W~~	11,933,702	5,993,239	4,051,693	4,957,296	7,702,885	364,757	35,003,572
Liabilities:
Borrowings	~~W~~	432,553	446,717	580,641	594,234	4,819,303	162,128	7,035,576
Debentures		549,409	452,138	1,011,317	2,148,338	13,214,627	630,413	18,006,242
Other financial liabilities		2,605,932	14,466	23,780	40,689	307,255	5,708	2,997,830
	~~W~~	3,587,894	913,321	1,615,738	2,783,261	18,341,185	798,249	28,039,648
Off-balance item(*):
Guarantee	~~W~~	190,575	-	-	-	-	-	190,575
Securities purchase agreement		99,400	-	-	-	-	-	99,400
Unused credit commitments		83,075,972	-	-	-	-	-	83,075,972
	~~W~~	83,365,947	-	-	-	-	-	83,365,947

(*1) Restricted due from banks as of December 31, 2020 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)	Liquidity risk, continued

(ii)Maturity analysis of derivative financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2021 and 2020 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid
-	Net settlement: net amount of cash received or paid

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years~	Total
Net settlement cash outflow	~~W~~	(295)	(963)	(916)	(1,005)	(721)	(2,377)	(6,277)
Gross settlement cash inflow		-	5,307	5,707	11,014	1,272,435	-	1,294,463
Gross settlement cash outflow		-	(3,445)	(4,849)	(8,264)	(1,216,319)	-	(1,232,877)
	~~W~~	(295)	899	(58)	1,745	55,395	(2,377)	55,309

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years~	Total
Net settlement cash outflow	~~W~~	(1,824)	(2,864)	(4,052)	(7,371)	(14,549)	-	(30,660)
Gross settlement cash inflow		-	4,871	2,992	7,863	841,391	-	857,117
Gross settlement cash outflow		-	(3,446)	(2,540)	(5,944)	(876,642)	-	(888,572)
	~~W~~	(1,824)	(1,439)	(3,600)	(5,452)	(49,800)	-	(62,115)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4. Financial Risk Management, Continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF(Money Market Fund) and MMT(Money Market Trust) in the case of trading assets and only foreign exchange rate risk because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps. The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR(Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2021 and 2020 and trading financial assets as of December 31, 2021 and 2020 that are exposed to the respective risks:

		2021
		Average	High	Low	At December 31
Interest rate risk	~~W~~	6,093	8,151	4,551	4,551

		2020
		Average	High	Low	At December 31
Interest rate risk	~~W~~	7,031	9,654	5,175	5,701

(ii) VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200b.p.) were suggested by Basel. Financial assets of low sensitivity were excluded.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions, continued

Interest rate risk from non-trading positions, continued

Interest rates VaR and EaR of non-trading positions as of December 31, 2021 and 2020 are as follows:

		2021	2020
Interest rate VaR	~~W~~	831,361	463,635
Interest rate EaR		665,508	593,452

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 days of holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(d)	Market risk, continued

(iii)Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows:

	2021
	USD		IDR		KZT		MMK		VND		KRW Equivalent
	USD	KRW	IDR	KRW	KZT	KRW	MMK	KRW	VND	KRW
Assets
Cash	-	2	-	-	-	-	1	-	-	-	2
Deposit	-	15	-	-	-	-	-	-	-	-	15
Loans	110	130,405	-	-	-	-	-	-	-	-	130,405
Other financial assets	5	6,047	-	-	-	-	-	-	-	-	6,047
	115	136,469					1				136,469
Liabilities
Debentures	(700)	(829,850)	-	-	-	-	-	-	-	-	(829,850)
Borrowings	(430)	(509,765)	-	-	-	-	-	-	-	-	(509,765)
Other financial liabilities	-	(133)	-	-	-	-	-	-	-	-	(133)
	(1,130)	(1,339,748)	-	-	-	-	-	-	-	-	(1,339,748)
On-balance exposure	(1,015)	(1,203,279)	-	-	-	-	1	-	-	-	(1,203,279)
Off-balance items
Derivative	1,020	1,209,210	-	-	-	-	-	-	-	-	1,209,210
Financial guarantee	(36)	(42,929)	(900,000)	(74,790)	(6,400)	(17,344)	(14,000)	(9,335)	(1,461,000)	(76,118)	(220,516)
Off-balance derivative exposure	984	1,166,281	(900,000)	(74,790)	(6,400)	(17,344)	(14,000)	(9,335)	(1,461,000)	(76,118)	988,694

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

Net position	(31)	(36,998)	(900,000)	(74,790)	(6,400)	(17,344)	(13,999)	(9,335)	(1,461,000)	(76,118)	(214,585)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.   Financial Risk Management, Continued

(d)	Market risk, continued

(iii)	Foreign exchange risk, continued

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currencies other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows, continued:

	2020
	USD		IDR		KZT		MMK		VND		KRW Equivalent
	USD	KRW	IDR	KRW	KZT	KRW	MMK	KRW	VND	KRW
Assets
Deposit	-	53	-	-	-	-	-	-	-	-	53
Loans	80	87,040	-	-	-	-	-	-	-	-	87,040
	80	87,093	-	-	-	-	-	-	-	-	87,093
Liabilities
Debentures	(400)	(435,200)	-	-	-	-	-	-	-	-	(435,200)
Borrowings	(400)	(435,200)	-	-	-	-	-	-	-	-	(435,200)
Other financial liabilities	-	-	-	-	-	-	-	-	-	-	-
	(800)	(870,400)	-	-	-	-	-	-	-	-	(870,400)
On-balance exposure	(720)	(783,307)	-	-	-	-	-	-	-	-	(783,307)
Off-balance items
Derivative	720	783,360	-	-	-	-	-	-	-	-	783,360
Financial guarantee	(31)	(33,869)	(900,000)	(69,660)	(1,200)	(3,097)	(22,000)	(18,009)	(1,400,000)	(65,940)	(190,575)
Off-balance derivative exposure	689	749,491	(900,000)	(69,660)	(1,200)	(3,097)	(22,000)	(18,009)	(1,400,000)	(65,940)	592,785
Net position	(31)	(33,816)	(900,000)	(69,660)	(1,200)	(3,097)	(22,000)	(18,009)	(1,400,000)	(65,940)	(190,522)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk, and market risk. By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company complied with the regulatory requirement for the adjusted equity capital ratio.

5.Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions. Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method. In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

5.Significant Estimates and Judgments, Continued

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments.  If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at FVTPL

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. The fair value of investments in money market funds, etc. is determined by the sum of acquisition cost and accrued interest. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk-free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at FVOCI

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Fair value of debt securities which are not quoted in an active market are determined at the amount which is calculated by external valuation professionals using market data.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Level 1	Level 2	Level 3	Total
Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	911,109	3,659	914,768
Debt securities at FVTPL		-	-	3,803	3,803
Equity securities at FVTPL		1,363	-	3,686	5,049
Derivative financial assets for hedging		-	56,986	-	56,986
Equity securities at FVOCI		-	-	35,525	35,525
Debt securities at FVOCI		153,438	8,056	-	161,494
	~~W~~	154,801	976,151	46,673	1,177,625
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	11,056	-	11,056

		2020
		Level 1	Level 2	Level 3	Total
Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	1,141,163	-	1,141,163
Debt securities at FVTPL		-	-	3,128	3,128
Equity securities at FVTPL		-	-	3,715	3,715
Derivative financial assets for hedging		-	207	-	207
Equity securities at FVOCI		-	-	32,143	32,143
	~~W~~	-	1,141,370	38,986	1,180,356
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	63,464	-	63,464

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2021	~~W~~	-	3,128	3,715	32,143	38,986
Net gain on valuation of financial assets at FVTPL(*)		127	285	-	-	412
Net changes in the unrealized fair value of FVOCI		-	-	-	7,550	7,550
Acquisition		3,532	390	1,000	200	5,122
Reclassification to level 1		-	-	(900)	-	(900)
Transfer to investment stocks accounted in equity method		-	-	(129)	-	(129)
Disposal		-	-	-	(4,368)	(4,368)
Balance at December 31, 2021	~~W~~	3,659	3,803	3,686	35,525	46,673
		2020
		Debt securities at FVTPL	Equity securities at FVTPL		Equity securities at FVOCI	Total

Balance at January 1, 2020	~~W~~	2,228	3,805		35,938	41,971
Net loss on valuation of financial assets at FVTPL(*)		(200)	-		-	(200)
Net changes in the unrealized fair value of FVOCI		-	-		(4,295)	(4,295)
Acquisition		1,100	629		500	2,229
Disposal		-	(719)		-	(719)
Balance at December 31, 2020	~~W~~	3,128	3,715		32,143	38,986

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	412	412

2020
Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

Net gain on financial assets at fair value through profit or loss	~~W~~	(200)	(200)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2021 and 2020 are as follows:

	2021
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc.	Beneficiary certificates	~~W~~	911,109	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		56,986	Discount rate, exchange rate, etc.
Financial assets at FVOCI
	Discounted cash flow	Debt securities		8,056	Interest rate
			~~W~~	976,151
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	11,056	Discount rate, exchange rate, etc.

	2020
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc.	Beneficiary Certificates	~~W~~	1,141,163	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		207	Discount rate, Exchange rate, etc.
			~~W~~	1,141,370
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	63,464	Discount rate, Exchange rate, etc.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2021 and 2020 are as follows:

	2021
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	11,148	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,525	Discount rate Growth rate	10.46%~13.66%, 1.00%
		~~W~~	46,673

	2020
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	6,843	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		32,143	Discount rate Growth rate	10.23%~13.29%, 1.00%
		~~W~~	38,986

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

			2021
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,651	(2,759)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (-0.5%~0.5%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value.  Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents.  Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card receivables at amortized cost and other

Fair value of credit card receivables measured at amortized cost and other is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price.  Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.  Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows:

		2021
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	2	-	-	2	2
Deposits		300,614	-	-	300,614	300,614
Credit card receivables		25,762,036	-52,837	-885,300	24,823,899	25,202,778
Loans		2,792,869	1,837	-36,718	2,757,988	2,780,722
Installment assets		3,906,772	43,920	-36,437	3,914,255	3,903,372
Lease assets		1,263,221	86	-11,861	1,251,446	1,249,121
Other assets		885,367	-1,313	-15,088	868,966	868,687
	~~W~~	34,910,881	-8,307	-985,404	33,917,170	34,305,296
Financial liabilities
Borrowings	~~W~~	9,371,167	(13,451)	-	9,371,167	9,326,619
Debentures in won		16,955,000	(8,002)	-	16,946,998	16,842,325
Debentures in foreign currency		829,850	(5,449)	-	824,401	818,115
Other liabilities		3,122,650	(23,681)	-	3,098,969	3,087,498
	~~W~~	30,278,667	(37,132)	-	30,241,535	30,074,557

		2020
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	5	-	-	5	5
Deposits		358,564	-	-	358,564	358,564
Credit card receivables		23,542,320	(50,664)	(877,156)	22,614,500	23,005,867
Loans		2,499,803	5,712	(37,418)	2,468,097	2,495,946
Installment assets		3,542,932	44,216	(34,299)	3,552,849	3,569,264
Lease assets		1,337,114	962	(13,658)	1,324,418	1,339,339
Other assets		766,316	(1,029)	(14,929)	750,358	750,438
	~~W~~	32,047,054	(803)	(977,460)	31,068,791	31,519,423
Financial liabilities
Borrowings	~~W~~	6,861,412	-	-	6,861,412	6,924,896
Debentures in won		16,795,000	(8,693)	-	16,786,307	16,989,849
Debentures in foreign currency		435,200	(2,516)		432,684	438,644
Other liabilities		2,998,909	(18,049)	-	2,980,860	2,984,315
	~~W~~	27,090,521	(29,258)	-	27,061,263	27,337,704

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separate statement of financial position as of December 31, 2021 and 2020 is as follows:

		2021
		Level 1	Level 2		Level 3	Total
Financial assets
Cash and cash equivalents	~~W~~
Cash		2		-	-		2
Deposits		-		300,614	-		300,614
Credit card receivables at amortized cost
Credit card receivables		-		-	25,202,778		25,202,778
Loans		-		-	2,780,722		2,780,722
Installment assets		-		-	3,903,372		3,903,372
Lease assets		-		-	1,249,121		1,249,121
Other assets		-		-	868,687		868,687
	~~W~~	2		300,614	34,004,680		34,305,296
Financial liabilities:
Borrowings	~~W~~	-		-	9,326,619		9,326,619
Debentures in won		-		-	16,842,325		16,842,325
Debentures in foreign currency		-		-	818,115		818,115
Other liabilities		-		-	3,087,498		3,087,498
	~~W~~	-		-	30,074,557		30,074,557

		2020
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	~~W~~
Cash		5	-	-	5
Deposits		-	358,564	-	358,564
Credit card receivables at amortized cost
Credit card receivables		-	-	23,005,867	23,005,867
Loans		-	-	2,495,946	2,495,946
Installment assets		-	-	3,569,264	3,569,264
Lease assets		-	-	1,339,339	1,339,339
Other assets		-	-	750,438	750,438
	~~W~~	5	358,564	31,160,854	31,519,423
Financial liabilities:
Borrowings	~~W~~	-	-	6,924,896	6,924,896
Debentures in won		-	-	16,989,849	16,989,849
Debentures in foreign currency				438,644	438,644
Other liabilities		-	-	2,984,315	2,984,315
	~~W~~	-	-	27,337,704	27,337,704

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	300,616	-	-	300,616
Financial assets at FVTPL		923,620	-	-	-	923,620
Derivative assets		-	-	-	56,986	56,986
Credit card receivables at amortized cost and other (*)		-	32,747,588	-	-	32,747,588
Financial assets at FVOCI		-	-	197,019	-	197,019
Other financial assets		-	868,966	-	-	868,966
	~~W~~	923,620	33,917,170	197,019	56,986	35,094,795

(*) It includes ~~W~~ 1,251,446 million in financial lease receivables under Korean IFRS No. 1116 ‘Leases’

		2020
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	358,569	-	-	358,569
Financial assets at FVTPL		1,148,006	-	-	-	1,148,006
Derivative assets		-	-	-	207	207
Credit card receivables at amortized cost and other (*)		-	29,959,864	-	-	29,959,864
Financial assets at FVOCI		-	-	32,143	-	32,143
Other financial assets		-	750,358	-	-	750,358
	~~W~~	1,148,006	31,068,791	32,143	207	32,249,147

(*) It includes ~~W~~ 1,324,419 million in financial lease receivables under Korean IFRS No. 1116 ‘Leases’

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	11,056	11,056
Borrowings		9,371,167	-	9,371,167
Debentures		17,771,399	-	17,771,399
Other liabilities(*)		3,098,969	-	3,098,969
	~~W~~	30,241,535	11,056	30,252,591
    (*) It includes ~~W~~ 17,638 million in lease liability under Korean IFRS No. 1116 ‘Leases’

		2020
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	63,464	63,464
Borrowings		6,861,412	-	6,861,412
Debentures		17,218,991	-	17,218,991
Other liabilities(*)		2,980,860	-	2,980,860
	~~W~~	27,061,263	63,464	27,124,727

(*) It includes ~~W~~ 20,303 million in lease liability under Korean IFRS No. 1116 ‘Leases’

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income , net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	30	-	18,073	18,103	-
Financial assets at amortized cost(*)		2,185,891	-	1,607,893	(1,150,795)	-	(375,360)	12,979	2,280,608	-
Financial assets at FVOCI		1,528	-	-	-	400	(24)	-	1,904	4,611
Derivative for hedge		-	-	-	-	-	-	85,323	85,323	13,752
		2,187,419	-	1,607,893	-1,150,795	430	(375,384)	116,375	2,385,938	18,363
Financial liabilities:
Financial liabilities at amortized cost(*)		-	(486,243)	-	-	-	-	-	(486,243)	-
		-	(486,243)	-	-	-	-	-	(486,243)	-
	~~W~~	2,187,419	(486,243)	1,607,893	-1,150,795	430	(375,384)	116,375	1,899,695	18,363

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No. 1116 ‘Leases’

		2020
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income , net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	35	-	29,147	29,182	-
Financial assets at amortized cost(*)		2,139,283	-	1,470,367	(1,169,940)	-	(437,903)	14,066	2,015,873	-
Financial assets at FVOCI		-	-	-	-	919	-	-	919	(3,114)
Derivative for hedge		-	-	-	-	-	-	-	-	-
		2,139,283	-	1,470,367	(1,169,940)	954	(437,903)	43,213	2,045,974	(3,114)
Financial liabilities:
Financial liabilities at amortized cost(*)		-	(486,025)	-	-	-	-	-	(486,025)	-
Derivative for hedge		-	-	-	-	-	-	(44,016)	(44,016)	13,729
		-	(486,025)	-	-	-	-	(44,016)	(530,041)	13,729
	~~W~~	2,139,283	(486,025)	1,470,367	(1,169,940)	954	(437,903)	(803)	1,515,933	10,615

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No. 1116 ‘Leases’

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(d)The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2021 and 2020 are summarized as follows:

		2021			2020
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	26,232	(100,265)	(74,033)	25,677	(14,110)	11,567
Financial liabilities at amortized cost		10,313	(10)	10,303	50,960	(1,370)	49,590
	~~W~~	36,545	(100,275)	(63,730)	76,637	(15,480)	61,157

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows:

		2021
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	56,986	-	56,986	11,056	-	45,930
Receivable spot exchange		6,047	-	6,047	6,047	-	-
Financial liabilities:
Derivatives		11,056	-	11,056	11,056	-	-
Payable spot exchange		6,047	-	6,047	6,047	-	-

		2020
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	207	-	207	207	-	-
Receivable spot exchange		4,788	-	4,788	4,788	-	-
Financial liabilities:
Derivatives		63,464	-	63,464	207	-	63,257
Payable spot exchange		4,788	-	4,788	4,788	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

9. Operating Segments

The Company has a single reportable segment.

(a)Details of revenues by financial service type for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Credit card	Installment finance	Lease(*)	Others	Total
Interest incomes	~~W~~	1,877,852	129,594	39,954	140,019	2,187,419
Fee and commission income		1,202,021	9,859	361,253	34,760	1,607,893
Other operating income		10,023	212	173	297,022	307,430
	~~W~~	3,089,896	139,665	401,380	471,801	4,102,742

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No. 1116 ‘Leases’

		2020
		Credit card	Installment finance	Lease(*)	Others	Total
Interest incomes	~~W~~	1,863,707	122,883	49,909	102,784	2,139,283
Fee and commission income		1,182,132	8,817	241,521	37,897	1,470,367
Other operating income		10,772	324	86	181,148	192,330
	~~W~~	3,056,611	132,024	291,516	321,829	3,801,980

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No. 1116 ‘Leases’

(b)Revenues from external customers for the years ended December 31, 2021 and 2020 are all attributed to the Republic of Korea, where the Company is domiciled.

(c)There is no single external customer with whom revenues amount to 10 percent or more of the Company’s revenues for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

10.Cash and Due from Banks

(a)Details of cash and due from banks as of December 31, 2021 and 2020 are as follows:

		2021	2020

Cash	~~W~~	2	5
Deposits in won:
Deposits on demand		297,719	353,493
Current deposits		841	2,277
Foreign currency deposits		15	53
Time deposits		5	5
Deposit for checking accounts		31	31
Others		2,003	2,705
	~~W~~	300,616	358,569

(b) Restricted due from banks as of December 31, 2021 and 2020 are as follows:

		2021	2020	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	5	Pledged as collateral for cash advances

Other deposits
Woori Bank and others		31	31	Deposit for checking accounts
	~~W~~	36	36

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

11.Financial Assets at FVTPL

(a)Details of financial assets at FVTPL as of December 31, 2021 and 2020 are as follows, and no financial assets are designated as at FVTPL.

		2021	2020

Beneficiary certificates	~~W~~	914,768	1,141,163
Debt securities		3,803	3,128
Equity securities		5,049	3,715
	~~W~~	923,620	1,148,006

(b)Net income on financial assets at FVTPL for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020

Gain on valuation	~~W~~	1,017	162
Loss on valuation		(35)	(200)
Gain on sale		11,513	18,834
Other income		5,578	10,351
	~~W~~	18,073	29,147

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	30	35

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives

(a)Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2021 and 2020 are as follows:

		2021			2020
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	1,209,210	51,913	-	783,360	-	34,960
Interest rate swap		1,695,000	5,073	11,056	1,775,000	207	28,504
	~~W~~	2,904,210	56,986	11,056	2,558,360	207	63,464

(b)Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

		2021		2020
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Fair value hedges:
Currency forwards	~~W~~	-	444	-	-
Cash flow hedges:
Currency swaps		91,385	(5,339)	(46,136)	2,120
Interest rate swaps		(1,167)	-	-	-
	~~W~~	90,218	(4,895)	(46,136)	2,120

(c)Gain or Losses on Hedge accounting

i) Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:
Interest rate swaps	~~W~~	-	-	-
Foreign exchange risk		(444)	444	-
	~~W~~	(444)	444	-

2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:
Interest rate swaps	~~W~~	-	-	-
Foreign exchange risk		-	-	-
	~~W~~	-	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(c)Gain or Losses on Hedge accounting, continued

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

		2021
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk	~~W~~	23,481	(1,167)	-
Foreign exchange risk		(4,512)	935	85,110
	~~W~~	18,969	(232)	85,110

		2020
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk	~~W~~	3,303	-	-
Foreign exchange risk		15,634	-	(44,014)
	~~W~~	18,937	-	(44,014)

(d) Hedge accounting

(i) Purpose and strategy of risk avoidance

The Company transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the entity. The Company applies cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc.

(ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		2021
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap	~~W~~	-	-	-	853,560	355,650	-	1,209,210
Interest rate swap		435,000	890,000	170,000	-	-	200,000	1,695,000
	~~W~~	435,000	890,000	170,000	853,560	355,650	200,000	2,904,210
Average hedging ratio		100%	100%	100%	100%	100%	100%	100%
Average price condition-interest rate (%)		1.73%	2.10%	0.99%	-	-	2.52%	1.94%

(*)The average exchange rate conditions for currency swap are USD/KRW 1144.78

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d) Hedge accounting, continued

(ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		2020
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap	~~W~~	-	-	-	-	783,360	-	783,360
Interest rate swap		280,000	435,000	890,000	170,000	-	-	1,775,000
	~~W~~	280,000	435,000	890,000	170,000	783,360	-	2,558,360
Average hedging ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate (%)		1.90%	1.73%	2.10%	0.99%	-	-	1.87%

(*)The average exchange rate conditions for currency swap are USD/KRW 1159.9

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

(a) The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2021 and 2020 is as follows:

	2021
	Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	1,209,210	51,913	-	86,336
Currency swap	1,695,000	5,073	11,056	23,027
	2,904,210	56,986	11,056	109,363

	2020
	Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	783,360	-	34,960	15,634
Currency swap	1,775,000	207	28,504	3,303
	2,558,360	207	63,464	18,937

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

(iii) The effect that hedge accounting has had on the statement of financial position and statement of comprehensive income, continued

(b) The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2021 and 2020 is as follows:

		2021
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve

Cash flow hedge
Interest rate swap
Borrowings and debentures in won	~~W~~	1,694,329	22,432	(3,492)
Borrowings and debentures in foreign currency		1,203,761	85,840	6,849
	~~W~~	2,898,090	108,272	3,357

		2020
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve

Cash flow hedge
Interest rate swap
Borrowings and debentures in won	~~W~~	1,674,362	2,395	(20,515)
Borrowings and debentures in foreign currency		780,844	11,335	10,121
	~~W~~	2,455,206	13,730	(10,394)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Recognized in other comprehensive income	~~W~~	104,077	(25,078)
Reclassified from equity to profit or loss		(85,109)	44,014
Deferred tax effect		(5,217)	(5,207)
Changes in accumulated other comprehensive income, net	~~W~~	13,751	13,729

(e) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform.

The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Company's reform of the interest rate index as of December 31, 2021 is as follows:

		2021
		Notional amounts of hedging instruments	The carrying amount of hedged liabilities

KRW 3M CD (*)	~~W~~	1,695,000	1,694,329

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions, and the EUR LIBOR interest rate will be replaced by an overnight unsecured rate, Euro Short-Term Rate (ESTER). From November 2021, the "Korea Overnight Financing Repo Rate (KOFR)" has been calculated and disclosed in line with global interest rate benchmark reform, and it is likely to be used as an alternative rate for CD rates. The Company has assumed that in this hedging relationship, the spread which has changed based on SOFR, ESTER and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Company did not make assumptions on further changes of conditions.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other

(a)Details of credit card receivables at amortized cost and other as of December 31, 2021 and 2020 are as follows:

		2021	2020

Credit card receivables:
Lump-sum purchases	~~W~~	6,966,688	6,080,942
Installment purchases		7,199,824	6,596,812
Cash advances		1,582,178	1,476,633
Revolving cash advances		90,161	94,287
Revolving purchases		2,269,400	1,921,550
Card loans		7,364,257	7,064,581
Restructured loans		289,165	307,149
Purchasing card		363	366
Less: Allowance for doubtful accounts		(885,300)	(877,156)
Present value discount account		(22,616)	(20,819)
Deferred loan origination fees		(30,221)	(29,845)
		24,823,899	22,614,500
Loans:
General loans		2,314,947	1,893,201
Factoring receivables		109,137	121,844
Commercial paper		237,997	397,294
Other		130,788	87,464
Less: Allowance for doubtful accounts		(36,718)	(37,418)
Add: Present value premium		1,566	6,155
Add: Deferred loan origination costs		271	(443)
		2,757,988	2,468,097
Installment financing assets:
Installment for cars		3,891,909	3,528,015
Installment for others		14,863	14,917
Less: Allowance for doubtful accounts		(36,437)	(34,299)
Less : Present value discount account		(282)	(317)
Add: Deferred loan origination costs		44,202	44,533
		3,914,255	3,552,849
Lease assets:
Financing lease receivables		1,263,148	1,336,941
Cancelled financing lease receivables		73	173
Less: Allowance for doubtful accounts		(11,861)	(13,658)
Add: Present value premium		1,049	1,917
Less: Deferred loan origination fees		(963)	(955)
		1,251,446	1,324,418
	~~W~~	32,747,588	29,959,864

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other, Continued

(b)Changes in the gross carrying amount of credit card receivables at amortized cost and other for the years ended December 31, 2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	26,130,155	4,306,822	485,418	30,922,395
Reclassified to 12 month expected credit losses		496,665	(496,028)	(637)	-
Reclassified to lifetime expected credit losses		(856,418)	857,517	(1,099)	-
Reclassified to credit-impaired financial assets		(130,459)	(175,835)	306,294	-
Execution		3,085,098	52,015	249,374	3,386,487
Write-offs		-	-	(590,978)	(590,978)
Ending balance		28,725,041	4,544,491	448,372	33,717,904
Allowance for doubtful accounts		(252,085)	(420,108)	(298,123)	(970,316)
Net carrying amount	~~W~~	28,472,956	4,124,383	150,249	32,747,588

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	24,456,706	4,458,584	474,662	29,389,952
Reclassified to 12 month expected credit losses		456,308	(455,398)	(910)	-
Reclassified to lifetime expected credit losses		(725,839)	728,170	(2,331)	-
Reclassified to credit-impaired financial assets		(138,715)	(213,548)	352,263	-
Execution(Collection)(*)		2,081,695	(210,986)	253,163	2,123,872
Write-offs		-	-	(591,429)	(591,429)
Ending balance		26,130,155	4,306,822	485,418	30,922,395
Allowance for doubtful accounts		(247,743)	(393,620)	(321,168)	(962,531)
Net carrying amount	~~W~~	25,882,412	3,913,202	164,250	29,959,864

(*) During the year ended December 31, 2020, the Group purchased the financing lease assets, etc. classified as ‘normal’ from Hyundai Capital Services Inc, Pepper Savings Bank and Shinhan Capital Co., Ltd.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other, Continued

(c)Changes in allowance for credit card receivables at amortized cost and other for the years ended December 31, 2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	247,744	393,619	321,168	962,531
Reclassified to 12 month expected credit losses		30,540	(30,239)	(301)	-
Reclassified to lifetime expected credit losses		(16,732)	17,339	(607)	-
Reclassified to credit-impaired financial assets		(1,013)	(2,179)	3,192	-
Provision (reversal)(*)		(8,454)	41,568	557,673	590,787
Write-offs		-	-	(590,978)	(590,978)
Unwinding effect		-	-	7,976	7,976
Ending balance	~~W~~	252,085	420,108	298,123	970,316

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to ~~W~~2,616 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2021. An additional ~~W~~17,449 million won was accumulated by readjusting the provision reserve rate for the portfolio of COVID-19 credit recovery support measures.

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	204,404	391,006	314,343	909,753
Reclassified to 12 month expected credit losses		25,751	(25,012)	(739)	-
Reclassified to lifetime expected credit losses		(12,663)	13,916	(1,253)	-
Reclassified to credit-impaired financial assets		(999)	(2,968)	3,967	-
Provision (reversal)(*)		31,251	16,677	604,068	651,996
Write-offs		-	-	(591,429)	(591,429)
Unwinding effect		-	-	(7,789)	(7,789)
Ending balance	~~W~~	247,744	393,619	321,168	962,531

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to ~~W~~43,156 million (~~W~~41,990 million for household and ~~W~~1,166 million for corporate) by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13.Credit Card Receivables at Amortized Cost and Other, Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2021 and 2020 are as follows:

		2021
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	476,781	45,299	431,482
One year to two years		361,123	25,958	335,165
Two year to three years		242,379	13,467	228,912
Three year to four years		164,851	5,107	159,744
Four year to five year		110,685	3,782	106,903
Over five years		2,077	13	2,064
	~~W~~	1,357,896	93,626	1,264,270

		2020
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	495,143	52,771	442,372
One year to two years		397,620	30,431	367,189
Two year to three years		305,007	12,665	292,342
Three year to four years		164,628	2,860	161,768
Four year to five year		71,850	147	71,703
Over five years		1,609	41	1,568
	~~W~~	1,435,857	98,915	1,336,942

(e)  Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Beginning balance	~~W~~	13,290	10,861
Increase		(12,972)	(19,625)
Decrease		12,971	22,054
Ending balance	~~W~~	13,289	13,290

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

14.Lease Assets

(a)Details of lease assets as of December 31, 2021 and 2020 are as follows:

		2021				2020
		Operating lease assets	Cancelled financing lease assets	Prepaid Lease assets	Total	Operating lease assets	Cancelled financing lease assets	Prepaid Lease assets	Total

Acquisition cost	~~W~~	1,796,571	1,663	2,327	1,800,561	1,269,076	1,760	915	1,271,751
Accumulated depreciation		(402,721)	(67)	-	(402,788)	(255,467)	(47)	-	(255,514)
Carrying amount	~~W~~	1,393,850	1,596	2,327	1,397,773	1,013,609	1,713	915	1,016,237

(b)Future minimum lease payments as lessor under lease assets as of December 31, 2021 and 2020 are as follows:

		2021	2020

Less than one year	~~W~~	353,971	259,733
One year to two years		304,256	219,017
Two year to three years		236,946	168,774
Three year to four years		132,327	112,234
Four year to five year		40,926	41,187
Over five years		311	415
	~~W~~	1,068,737	801,360

(c)Changes in operating lease assets for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Beginning balance	~~W~~	1,013,609	547,172
Acquisition		691,246	675,517
Disposal		(54,410)	(47,637)
Depreciation		(256,595)	(161,443)
Ending balance	~~W~~	1,393,850	1,013,609

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

15. Right-of-Use Assets and Lease Liabilities

(a)Changes in right-of-use assets included in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
		Buildings

Beginning	~~W~~	21,356	529,210
Acquisition		9,528	19,513
Disposal		(2,198)	(1,778)
Depreciation		(9,736)	(12,152)
Substitution(*)		-	(513,437)
Ending balance	~~W~~	18,950	21,356

(*) During the year ended December 31, 2020, the Company exercised the purchase option and replaced the right-of-use assets with land and buildings classified as property, and equipment and investment property.

(b)Changes in lease liabilities included in other liabilities for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
		Buildings

Beginning balance	~~W~~	20,303	530,689
Acquisition		7,257	18,056
Payments(*)		(8,251)	(534,175)
Termination		(2,085)	(180)
Interest expense		414	5,913
Ending balance	~~W~~	17,638	20,303

(*) It includes W520,973 million paid through the exercise of the purchase option for the year ended December 31, 2020.

(c)Details of maturity of lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 Years	Over 5 years~	Total
Buildings(*)	~~W~~	673	1,112	1,533	2,545	8,820	4,094	18,777

(*) The amounts are undiscounted.

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 Years	Over 5 years~	Total
Buildings(*)	~~W~~	634	1,135	1,553	2,492	10,340	5,708	21,862

(*) The amounts are undiscounted.

(d)The amount of payments for leases of low-value assets are ~~W~~ 536 million and ~~W~~ 527 million for years ended December 31, 2021 and 2020, respectively. There are no payments on short-term leases for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

15. Right-of-Use Assets and Lease Liabilities, Continued

(e)The amount of total cash outflow from leases recognized on the separate statements of cash flows are ~~W~~ 8,787 million and ~~W~~ 530,824 million for the years ended December 31, 2021 and 2020, respectively.

16.Financial Assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2021 and 2020 are as follows:

		2021	2020

Financial assets at FVOCI	~~W~~	197,019	32,143

(b)The fair value of Financial assets at FVOCI investing in equity instruments as of December 31, 2021 and 2020 are as follows:

		2021	2020

Equity securities (*)	~~W~~	35,525	32,143
Debt securities		161,494	-
		197,019	32,143

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Company’s strategic purposes.

(c)Details of dividend income of financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	400	919

(d)Changes of financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		2021		2020
		Debt securities	Equity securities	Equity securities

Beginning balance	~~W~~	-	32,143	35,938
Acquisition		162,423	200	500
Disposal(*)		-	(4,368)	-
Changes in fair value(other comprehensive income)		(1,190)	7,550	(4,295)
Changes in fair value(profit or loss)		261	-	-
Ending balance	~~W~~	161,494	35,525	32,143

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

16.Financial Assets at FVOCI, Continued

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2021 are as follows:

		2021
		Debt securities at fair value through other comprehensive income
		12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	-	-	-
Acquisition		162,423	-	162,423
Others(*)		(929)	-	(929)
Ending balance	~~W~~	161,494	-	161,494

(*) Included the effects from amortization and fair value adjustments

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2021 as follows:

		2021
		Debt securities at fair value through other comprehensive income
		12 months expected credit loss	Life-time expected credit loss	Total

Beginning allowance	~~W~~	-	-	-
Provision (reversal)		24	-	24
Ending balance	~~W~~	24	-	24

(g) There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

17.Property and Equipment

(a)Details of property and equipment as of December 31, 2021 and 2020 are as follows:

		2021
		Land	Buildings	Others	Right–of-use assets	Total

Acquisition cost	~~W~~	445,734	89,999	355,817	38,629	930,179
Accumulated depreciation		-	(5,670)	(275,236)	(19,679)	(300,585)
Ending balance	~~W~~	445,734	84,329	80,581	18,950	629,594

		2020
		Land	Buildings	Others	Right–of-use assets	Total

Acquisition cost	~~W~~	445,816	84,868	392,875	36,538	960,097
Accumulated depreciation		-	(3,340)	(327,809)	(15,182)	(346,331)
Ending balance	~~W~~	445,816	81,528	65,066	21,356	613,766

(b)Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Land	Buildings	Others	Right-of use assets	Total

Beginning balance	~~W~~	445,816	81,528	65,066	21,356	613,766
Acquisition		-	1,216	46,790	9,528	57,534
Disposal		(82)	(104)	(408)	(2,198)	(2,792)
Depreciation		-	(2,345)	(32,918)	(9,736)	(44,999)
Reclassification		-	-	2,051	-	6,085
Ending balance	~~W~~	445,734	84,329	80,581	18,950	629,594

2020

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

		Land	Buildings	Others	Right-of use assets	Total

Beginning balance	~~W~~	31,106	4,664	63,476	529,210	628,456
Acquisition		19,422	10,193	26,505	19,513	75,633
Disposal		(58)	(59)	(467)	(1,778)	(2,362)
Depreciation		-	(905)	(25,477)	(12,152)	(38,534)
Reclassification		395,346	67,635	1,029	(513,437)	(49,427)
Ending balance	~~W~~	445,816	81,528	65,066	21,356	613,766

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

17.Property and Equipment, Continued

(c)Insured assets:

   Details of insured assets as of December 31, 2021 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc	DB Life Insurance Co.,Ltd	~~W~~	132,213
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		59,076

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.Intangible Assets

(a)Details of intangible assets as of December 31, 2021 and 2020 are as follows:

		2021
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	17,098	110,714	26,879	154,691
Accumulated amortization		-	(50,862)	(22,744)	(73,606)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	~~W~~	16,264	59,516	4,135	79,915

		2020
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	16,561	68,226	25,531	110,318
Accumulated amortization		-	(38,804)	(18,843)	(57,647)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	~~W~~	15,727	29,086	6,688	51,501

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

18.Intangible Assets, Continued

(b)Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows, and amortization is included in general administrative expenses.

		2021
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,727	29,086	6,688	51,501
Acquisition		537	44,538	1,348	46,423
Disposal		-	-	-	-
Reclassification		-	(2,051)	-	(2,051)
Amortization		-	(12,057)	(3,901)	(15,958)
Ending balance	~~W~~	16,264	59,516	4,135	79,915

		2020
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,424	27,303	8,271	50,998
Acquisition		1,687	13,926	1,904	17,517
Disposal		(1,384)	-	-	(1,384)
Reclassification		-	(1,476)	447	(1,029)
Amortization		-	(10,667)	(3,934)	(14,601)
Ending balance	~~W~~	15,727	29,086	6,688	51,501

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

19.Investments in Subsidiaries and Other

(a)Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows and measured at acquisition cost.

			2021			2020
Name of subsidiary	Country	Closing month	Ownership		Carrying amount	Ownership		Carrying amount
Shinhancard 2017-3(*1)(*2)	Korea	December 31	-		-	-		-
Shinhancard 2018-1(*1)(*2)	Korea	December 31	-		-	0.5%		-
Shinhancard 2018-2(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-1(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-2(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-3(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2020-1(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2021-1(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2021-2(*1)(*2)	Korea	December 31	0.5%			0.5%	-
Money market trust (*1) (*3)	Korea	December 31	100%		-	100%		-
Shinhan Finance LLC	Kazakhstan	December 31	100%		16,599	100%		16,599
Shinhan Indo Finance	Indonesia	December 31	50% + 1 of the shares		9,053	50% + 1 of the shares		14,242
Shinhan Microfinance Co., Ltd.	Myanmar	September 30	100%		5,201	100%		11,789
Shinhan Vietnam Finance Co., Ltd.(*)	Vietnam	December 31	100%		170,194	100%		170,194
				~~W~~	201,047		~~W~~	212,824

(*1) The above are structured entities that are designed voting rights or similar rights are not major factors when determining control.

19.Investments in Subsidiaries and Other, Continued

(a)Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows and measured at acquisition cost. ,continued

(*2) Although the Controlling Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company’s specific business, and

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

the Company holds a majority of the benefits in the structured entities’ operations. For this reason, the Company is considered to have power to control the structured entities. The Company may select additional trusts in order to prevent any early redemption of securitized debentures in violation of the Trigger provisions for the securitized assets’ early redemption.

(*3) Money market trust is presented and recognized as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 “Financial instruments”.

(b)Changes in subsidiaries

Subsidiaries newly included in the separate financial statements for the year ended December 31, 2021 are as follows:

Name of subsidiary	Reason
Shinhan Card 2021-1	New Investment

Subsidiaries excluded from the separate financial statements for the year ended December 31, 2021 are as follows:

Name of subsidiary	Reason
Shinhan Card 2017-1	Liquidation
Shinhan Card 2018-1	Liquidation

(c)Condensed financial information for the Company’s subsidiaries as of and for the years ended December 31, 2021 and 2020 is as follows:

		2021
Subsidiaries		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2018-2	~~W~~	443,447	443,261	186	-	8,054
Shinhan Card 2019-1		400,123	400,123	-	-	-
Shinhan Card 2019-2		595,191	592,789	2,402	-	8,431
Shinhan Card 2019-3		350,074	350,074	-	-	-
Shinhan Card 2020-1		490,323	485,405	4,918	-	3,953
Shinhan Card 2021-1		350,068	350,068	-	-	-
Shinhan Card 2021-2		400,092	400,092	-	-	-
Shinhan Finance LLC		41,425	22,181	19,244	2,098	1,735
Shinhan Indo Finance		110,131	117,145	(7,014)	2,601	2,396
Shinhan Microfinance Co., Ltd.		11,688	11,194	494	(9,784)	(11,581)
Shinhan Vietnam Finance Co.,Ltd.		470,264	355,411	114,853	6,478	14,903
Money market trust		570,000	-	570,000	59	59

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

19.Investments in Subsidiaries and Other, Continued

(c)Condensed financial information for the Company’s subsidiaries as of and for the years ended December 31, 2021 and 2020 is as follows, continued:

	2020
Subsidiaries	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-1	307,457	308,010	(553)	-	1,396
Shinhan Card 2017-2	380,113	382,416	(2,303)	-	2,506
Shinhan Card 2017-3	507,651	515,519	(7,868)	-	990
Shinhan Card 2018-1	400,099	400,099	-	-	-
Shinhan Card 2018-2	589,039	595,068	(6,029)	-	(4,064)
Shinhan Card 2019-1	350,059	350,059	-	-	-
Shinhan Card 2019-2	487,240	486,275	965	-	965
Shinhan Card 2019-3	-	-	-	-	-
Shinhan Finance LLC	28,919	11,410	17,509	1,506	(683)
Shinhan Indo Finance	98,561	107,971	(9,410)	202	(2,449)
Shinhan Microfinance Co., Ltd.	33,900	21,825	12,075	211	608
Shinhan Vietnam Finance Co.,Ltd.	371,855	271,905	99,950	22,710	18,610
Money market trust	660,000	-	660,000	364	364

(d)Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows:

		2021
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	16,599	-	-	16,599
Shinhan Indo Finance		14,242	-	(5,189)	9,053
Shinhan Microfinance Co., Ltd.		11,789	-	(6,588)	5,201
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
	~~W~~	212,824	-	(11,777)	201,047

		2020
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	16,599	-	-	16,599
Shinhan Indo Finance		16,865	-	(2,623)	14,242
Shinhan Microfinance Co., Ltd.		11,789	-	-	11,789
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
	~~W~~	215,447	-	(2,623)	212,824

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

19.Investments in Subsidiaries and Other, Continued

(e)Details of investments in associates as of December 31, 2021 and 2020 are as follows:

Name of associates(*)	Location	Closing month	Ownership
			December 31, 2021	December 31, 2020
Wave Technology	Korea	December	49%	-
One Shinhan Connect Fund 1	Korea	December	30%	-

(*) It is newly acquired or newly incorporated and classified as investments in associates for the year ended December 31, 2021.

(f)Changes in investments in associates for the year ended December 31, 2021 is as follows:

		2021
Name of associates		Acquisition cost	Beginning balance	Acquisition	Reclassification(*)	Ending balance
Wave Technology	~~W~~	500	-	370	130	500
One Shinhan Connect Fund 1		72,000	-	72,000	-	72,000
		72,500	-	72,370	130	72,500

(*) The Company reclassified securities at fair value through profit or loss to investments in associates for the year ended December 31, 2021.

(g)Condensed financial statements of associates for the year ended December 31, 2021 are as follows:

		2021
Name of associates		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Wave Technology	~~W~~	402	4	398	(142)	(142)
One Shinhan Connect Fund 1		236,479	11	236,468	(3,532)	(3,532)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

20.Investment Properties

(a)Investment Properties as of December 31, 2021 and 2020 are as follows:

		2021	2020
		Building
Acquisition cost	~~W~~	48,857	52,926
Accumulated depreciation		(1,656)	(449)
Ending balance	~~W~~	47,201	52,477

(*) For the year ended December 31, 2020, the exercise of the lease liability purchase option for the headquarters building has replaced the right-of-use asset with investment property (See Note 15).

(b)Changes in investment properties for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020
		Building
Beginning balance	~~W~~	52,477	-
Acquisition		-	2,471
Reclassification		(4,034)	50,455
Amortization		(1,242)	(449)
Ending balance	~~W~~	47,201	52,477

(c)Rental revenue from operating leases arising from investment property during the years ended December 31, 2021 and 2020 is ~~W~~12,304 million and ~~W~~3,666 million, and management expenses directly related to investment property (including maintenance costs) are included in operating expenses.

(d)As of December 31, 2021 and 2020, the fair value of the investment property was ~~W~~59,983 million and ~~W~~56,933 million, and the fair value assessment was performed by an independent appraiser.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

21.Other Assets

(a)Details of other assets as of December 31, 2021 and 2020 are as follows:

		2021	2020

Security deposits paid	~~W~~	74,620	69,950
Present value discount account		(1,313)	(1,029)
Accounts receivable		628,354	522,954
Allowance for doubtful accounts		(6,481)	(5,425)
Accrued income		181,162	171,978
Allowance for doubtful accounts		(8,607)	(9,504)
Advance payments		126,514	109,557
Prepaid expenses		242,626	75,663
Others(*)		13,564	14,942
	~~W~~	1,250,439	949,086

(*) Includes insurance assets of ~~W~~3,649 million and ~~W~~4,757 million as of December 31, 2021 and 2020, which are classified in accordance with Korean IFRS No. 1104.

(b)Changes in allowance for other assets for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Beginning balance	~~W~~	14,929	15,983
Provision for credit loss allowance		24,122	25,103
Write-offs		(23,963)	(26,157)
Ending balance	~~W~~	15,088	14,929

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

22.Borrowings

Details of borrowings as of December 31, 2021 and 2020 are s follows:

	2021			2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings denominated in Korean won:
Others	0.92~3.43	~~W~~	8,861,402	0.93~2.90	~~W~~	6,426,212
Borrowings denominated in foreign currencies:
Others	1.53~2.79		509,765	2.79		435,200
		~~W~~	9,371,167		~~W~~	6,861,412

23.Debentures

Details of debentures as of December 31, 2021 and 2020 are as follows:

	2021			2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.96~3.02	~~W~~	16,955,000	0.95~3.02	~~W~~	16,795,000
Discount on debt securities issued	-		(8,002)	-		(8,693)
			16,946,998			16,786,307
Debt securities issued in foreign currencies:
Debt securities issued	1.11~1.38		829,850	1.11		435,200
Discount on debt securities issued	-		(5,449)	-		(2,516)
			824,401			432,684
		~~W~~	17,771,399		~~W~~	17,218,991

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits

    The Company operates defined benefit pension plans. The level of benefits provided depends on employees’ length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a)  Defined benefit plan assets and liabilities as of December 31, 2021 and 2020 are as follows:

		2021	2020

Present value of defined benefit obligations	~~W~~	322,124	313,516
Fair value of plan assets(*)		(286,783)	(273,434)
Net defined benefit obligations	~~W~~	35,341	40,082

(*) The fair value of plan assets as of December 31, 2021 and 2020 includes the existing Contribution to National Pension Plan of ~~W~~402 million and ~~W~~451 million.

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	313,516	(273,434)	40,082
Recognized in profit or loss as incurred:
Current service cost		20,713	-	20,713
Interest expense (income)		8,267	(7,181)	1,086
		28,980	(7,181)	21,799
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		(7,426)	-	(7,426)
Experience adjustments.		3,549	-	3,549
- Return on plan assets		-	3,313	3,313
		(3,877)	3,313	(564)
Others:
Contributions paid into the plan		-	(25,000)	(25,000)
Benefits paid by the plan		(15,930)	15,519	(411)
Others (*)		(565)	-	(565)
		(16,495)	(9,481)	(25,976)
Ending balance	~~W~~	322,124	(286,783)	35,341

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits, Continued

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2021 and 2020 are as follows: continued

		2020
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	288,990	(255,992)	32,998
Recognized in profit or loss as incurred:
Current service cost		19,681	-	19,681
Interest expense (income)		7,610	(6,805)	805
Income (loss)on settlement		(306)	-	(306)
		26,985	(6,805)	20,180
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		3,766	-	3,766
Experience adjustments.		4,152	-	4,152
- Return on plan assets		-	1,862	1,862
		7,918	1,862	9,780
Others:
Contributions paid into the plan		-	(23,000)	(23,000)
Benefits paid by the plan		(6,540)	6,448	(92)
Income (loss)on settlement(*1)		(4,053)	4,053	-
Others (*2)		216	-	216
		(10,377)	(12,499)	(22,876)
Ending balance	~~W~~	313,516	(273,434)	40,082

(*1) During the year ended December 31, 2020, there was a case of settlement of the desired retirement.

(*2) Transfer from/to related parties

(c)Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2021 and 2020 are as follows:

		2021		2020
		Amounts	Ratio	Amounts	Ratio

Time deposit	~~W~~	286,381	99.86%	199,328	72.9%
Securities		-	0.00%	73,655	26.9%
Others		402	0.14%	451	0.2%
Fair value of plan assets	~~W~~	286,783	100.00%	273,434	100.0%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits, Continued

(d)Actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate (AA0)	3.19%	2.68%
Future salary increasing rate	2.10% + step-up rate	1.90% + step-up rate
Weighted average maturity	7.56 years	8.2 years

(e) Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2021 are as follows:

		December 31, 2021
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(22,343)	24,950
Future salary increase rate (1%p movement)		24,972	(22,777)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f)  Effects of defined benefit plans on future cash flows

The company reviews the level of accumulation of funds every year and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2022 (the next annual reporting period) is ~~W~~ 20,300 million. The weighted average maturity of the defined benefit obligation as of December 31, 2021 and 2020 is 7.56 years and 8.2 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2021 and 2020 is as follows:

		2021
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	Over 10years	Total

Benefits paid by the plan	~~W~~	12,783	19,094	72,450	132,415	179,074	415,816

		2020
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	Over 10years	Total

Benefits paid by the plan	~~W~~	9,789	13,809	62,360	117,750	190,946	394,654

(g)  The amounts recognized as expenses for defined contribution plans are ~~W~~2,848 million and ~~W~~2,627 million for the years ended December 31, 2021 and 2020, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

25.Provisions

(a) Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	33	195,849	4,785	26,212	226,879
Provision (reversal)		283	9,068	219	(5,189)	4,381
Payment		(52)	-	-	(8,660)	(8,712)
Others(*)		-	-	16	-	16
Ending balance	~~W~~	264	204,917	5,020	12,363	222,564

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

		2020
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	-	174,584	5,603	25,927	206,114
Provision (reversal)		64	21,265	(850)	700	21,179
Payment		(31)	-	-	(1,494)	(1,525)
Others(*)		-	-	32	1,079	1,111
Ending balance	~~W~~	33	195,849	4,785	26,212	226,879

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2021 and 2020 are as follows:

		2021	2020

Unused credit commitments	~~W~~	87,060,206	83,075,972
Allowance		204,917	195,849
Ratio (%)		0.24	0.24

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

25.Provisions, Continued

(c)Changes in unused credit commitments for the years ended December 31, 2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	77,276	117,312	1,261	195,849
12 month expected credit losses substitution		58,636	(58,552)	(84)	-
Lifetime expected credit losses substitution		(8,389)	8,409	(20)	-
Credit-impaired financial assets substitution		(213)	(849)	1,062	-
Provision (reversal) (*)		(47,718)	57,390	(604)	9,068
Ending balance	~~W~~	79,592	123,710	1,615	204,917

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to ~~W~~669 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2021. An additional ~~W~~4,878 million was accumulated by readjusting the provision reserve rate for the portfolio applying the COVID-19 credit recovery.

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	64,466	98,289	11,829	174,584
12 month expected credit losses substitution		58,612	(50,094)	(8,518)	-
Lifetime expected credit losses substitution		(6,778)	8,254	(1,476)	-
Credit-impaired financial assets substitution		(186)	(762)	948	-
Provision (reversal)(*)		(38,838)	61,625	(1,522)	21,265
Ending balance	~~W~~	77,276	117,312	1,261	195,849

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to ~~W~~9,268 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

26.Other Liabilities

(a) Details of other liabilities as of December 31, 2021 and 2020 are as follows:

		2021	2020

Accounts payable	~~W~~	1,948,077	1,996,201
Accrued expenses		282,898	217,860
Advances from customers		131,845	134,459
Unearned revenue		132,465	117,093
Withholdings(*)		422,183	474,783
Security deposits received		479,033	387,455
Present value discount account		(22,542)	(16,490)
Advances of gift card and others		35,698	41,068
Lease liabilities		18,777	21,862
PV discount on lease liabilities		(1,139)	(1,559)
Others (*)		320,802	306,073
	~~W~~	3,748,097	3,678,805

(*) Includes point liabilities of ~~W~~315,343 million and ~~W~~303,056 million as of December 31, 2021 and 2020 respectively, which are classified in accordance with Korean IFRS No. 1115 and includes insurance liabilities of ~~W~~3,649 million and ~~W~~4,757 million as of December 31, 2021 and 2020, which is classified in accordance with Korean IFRS No. 1104.

(b)Details of insurance liabilities and reinsurance assets as of December 31, 2021 and 2020 are as follows:

		2021
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	2,631	1,018	3,649	2,631	1,018	3,649

		2020
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	3,611	1,146	4,757	3,611	1,146	4,757

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

26.Other Liabilities, Continued

(c) The income and expenses related to insurance contracts for the years ended December 31, 2021 and 2020 is as follows:

2021
Income				Expense
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
29,301	3,415	(1,108)	31,608	5,717	3,423	(1,108)	8,032

2020
Income				Expense
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
32,000	4,561	-	36,561	6,296	4,568	-	10,864

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity

(a)Details of equity as of December 31, 2021 and 2020 are as follows:

	2012	2021	2020

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		1,871	2,219
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		18,045	16,205
Effective portion of valuation loss on cash flow hedges		3,357	(10,394)
Remeasurements of the net defined benefit obligations		(58,270)	(58,679)
		(36,868)	(52,868)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 28)		816,703	768,833
Voluntary reserve		11,216	11,216
Retained earnings (*)		4,102,261	3,883,526
		5,243,604	4,976,999
	~~W~~	6,696,046	6,413,789

(*)The Company plans to reserve ~~W~~30,333 million of the retained earnings for the year ended December 31, 2021 for credit losses, and ~~W~~47,869 million of the retained earnings for the year ended December 31, 2020 was transferred into the reserve for credit losses.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity, Continued

(b)Capital stock and capital surplus

As of December 31, 2021, and 2020, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Gain (loss) on valuation of financial asset measured at fair value through other comprehensive income	Cash flow hedge	Remeasurements of the defined benefit plans	Gain (loss) on securities at fair value through other comprehensive income	Total
Beginning balance	~~W~~	-	(10,394)	(58,679)	16,205	(52,868)
Change due to fair value		(1,190)	-	-	7,550	6,360
Reclassification:		-	(85,109)	-	-	(85,109)
Hedging		-	(85,109)	-	-	(85,109)
Effects of hedge accounting		-	104,077	-	-	104,077
Remeasurements of the defined benefit plans		-	-	564	-	564
Amounts transferred to retained earnings		-	-	-	(2,771)	(2,771)
Effect of tax		327	(5,217)	(155)	(2,076)	(7,121)
Ending balance	~~W~~	(863)	3,357	(58,270)	18,908	(36,868)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity, Continued

(c)Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows, continued:

		2020
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Gain (loss) on valuation of financial asset measured at fair value through other comprehensive income	Cash flow hedge	Remeasurements of the defined benefit plans	Gain (loss) on securities at fair value through other comprehensive income	Total
Beginning balance	~~W~~	-	(24,123)	(51,590)	19,318	(56,395)
Change due to fair value		-	-	-	(4,295)	(4,295)
Reclassification:		-	44,014	-	-	44,014
Hedging		-	44,014	-	-	44,014
Effects of hedge accounting		-	(25,078)	-	-	(25,078)
Remeasurements of the defined benefit plans		-	-	(9,780)	-	(9,780)
Amounts transferred to retained earnings		-	-	-	-	-
Effect of tax		-	(5,207)	2,691	1,182	(1,334)
Ending balance	~~W~~	-	(10,394)	(58,679)	16,205	(52,868)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity, Continued

(d)Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

(e)Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of voluntary reserve as of December 31, 2021 and 2020 are as follows:

		2021	2020

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except dividends per share)		2021	2020
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,441,370	3,305,235
Effect of changes in accounting policies		2,771	-
Profit for the year		658,120	578,291
		4,102,261	3,883,526
Reversal of reserve for credit losses		-	-
Balance at end of year before appropriation		4,102,261	3,883,526

Appropriation of retained earnings
Transfer to reserve for credit losses reserve for bad loan		30,333	47,869
Reserves for electronic finance and credit information liability		1,000	-
Cash dividends		337,620	394,287
Dividends per share (dividend as a percentage of par value): ~~W~~2,693(53.86%) for 2021 ~~W~~3,145(62.90%) for 2020
		368,953	442,156
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,733,308	3,441,370

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

28.Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between expected credit loss allowances recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2021 and 2020 are summarized as follows:

		2021	2020

Accumulated reserve for credit losses	~~W~~	816,703	768,834
Reserve for (reverse of) credit losses, scheduled		30,333	47,869
- Changes in 2021 and 2020		30,333	47,869
Ending balance of reserve for credit losses	~~W~~	847,036	816,703

(b) Details of profit for the year after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Profit for the year	~~W~~	658,120	578,291
Reserve for credit losses, scheduled		(30,333)	(47,869)
Profit for the year after adjusting for reserve for credit losses	~~W~~	627,787	530,422
Earnings per share after adjusting credit losses (in won)	~~W~~	5,007	4,231

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

29.Operating Revenue And Contract Liabilities

(a) Details of operating revenues for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Revenue from contracts with customers
Fee and commission income	~~W~~	1,202,021	1,182,132

Revenue from others
Interest income		2,187,419	2,139,283
Fee and commission income
Loans		1,733	1,333
Installment loans		9,859	8,817
Leases		361,253	241,521
Other		33,027	36,564
Dividend income		430	954
Net income on financial assets at FVTPL		18,108	29,347
Gains on derivatives instruments		93,096	2,120
Gains on foreign currency transactions		36,546	76,637
Other operating income		159,250	83,272
	~~W~~	4,102,742	3,801,980

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	977,968	978,781
Insurance agency fee		80,657	76,494
Others		143,396	126,857
		1,202,021	1,182,132
Timing of revenue recognition
Transferred at a point in time		987,866	984,613
Transferred over time		214,155	197,519
	~~W~~	1,202,021	1,182,132

(c) The contract liabilities recognized by the Company in relation to revenue from contracts with customers are as follows:

		2021	2020

Contract liabilities(*)	~~W~~	403,028	395,281

   (*) Recognized as other liabilities in the separate statements of financial position

(d) Among the revenue recognized in the years ended December 31, 2021 and 2020, the amount related to the contract liabilities carried forward in the prior term is KRW 92,255 million and KRW 85,759 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

30.Earnings per Share

Earnings per share for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2021	2020

Net income	~~W~~	658,120	578,291
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	5,249	4,613

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

31.Share-Based Payment

Share-based payment as of December 31, 2021 is summarized as follows

(a)Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2021 are as follows:

	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021

Type	Equity-settled type	Equity-settled type	Equity-settled type	Cash settled type	Cash settled type
Vesting period	2017	2018	2019	2020	2021
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	68,377	60,036	82,455	70,573	97,482
Number of shares granted	62,011	-	-	-	-
Remaining number of shares granted	6,366	60,036	82,455	70,573	97,482

(ii)Granted shares and the fair value of grant date as of December 31, 2021 are as follows:

       (In won, except shares)

Grant date	Grant shares	Fair value(Won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,036	-	60,036
January 1, 2019	84,266	39,400	82,455	-	82,455
January 1, 2020	80,216	32,050	70,573	-	70,573
January 1, 2021	109,985	36,800	97,482	-	97,482
	415,167		378,923	62,011	316,912

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Company at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of target management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

31.Share-Based Payment, Continued

(b)Share-based compensation expense for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Share-based payment arrangements with performance conditions	~~W~~	4,213	2,572

(c)Details of accrued expenses and the intrinsic value as of December 31, 2021 are as follows:

		Accrued expense related to compensation expenses associated with share based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	11,975	11,975

(*1)The fair value of share-based arrangements with performance conditions is considered as intrinsic value.

(*2)Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2021, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

32.Net Interest Income

Details of net interest income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Interest income
Cash and due from banks	~~W~~	3,014	5,442
Credit card receivables		1,877,852	1,863,707
Loans		134,097	95,592
Installment loans		129,594	122,883
Financing leases		39,954	49,909
Others		2,908	1,750
		2,187,419	2,139,283

Interest expense
Borrowings		(136,025)	(126,563)
Debentures		(342,457)	(346,978)
Leases liabilities(*)		(414)	(5,913)
Others		(7,347)	(6,571)
		(486,243)	(486,025)
Net interest income	~~W~~	1,701,176	1,653,258

(*) It includes finance income and costs in financial lease receivables and lease liabilities under Korean IFRS No. 1116.

Interest income on impaired financial assets for the years ended December 31, 2021 and 2020 are ~~W~~11,071 million and ~~W~~12,913 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

33.Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Fee and commission income
Credit card receivables	~~W~~	1,202,021	1,182,132
Loans		1,733	1,333
Installment loans		9,859	8,817
Leases		361,253	241,521
Others (*)		33,027	36,564
		1,607,893	1,470,367

Fee and commission expense
Credit card receivables		(1,015,295)	(1,035,293)
Installment loans		(32,389)	(30,965)
Leases		(1,647)	(1,348)
Others (*)		(101,464)	(102,334)
		(1,150,795)	(1,169,940)
Net fee and commission income	~~W~~	457,098	300,427

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2021 and 2020, the amount of income related to debt exemption and debt suspension are ~~W~~32,715million and ~~W~~36,561million, respectively, and the amount of expense are ~~W~~9,235million and ~~W~~11,012million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

34.Dividend Income

Details of dividend income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Financial assets at FVTPL in Korean currency	~~W~~	30	35
Financial assets at FVOCI in Korean currency		400	919
	~~W~~	430	954

35.Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Changes in credit card receivables at amortized cost and other	~~W~~	(352,966)	(414,356)
Other assets		(22,395)	(23,547)
Allowance for unused credit commitments		(9,067)	(21,266)
Financial assets at FVOCI		(24)	-
	~~W~~	(384,452)	(459,169)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

36.General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Relate to employees
Salaries and wages	~~W~~	182,243	173,748
Bonus		52,731	52,027
Incentive of results		36,240	33,725
Share-based compensation expense		4,213	2,572
Employee benefits		95,017	81,357
Travel		5,001	5,147
Defined benefit		21,799	20,180
Defined contribution		2,848	2,627
Honorary retirement allowance		26,211	29
		426,303	371,412
Depreciation and amortization
Depreciation		44,999	38,534
Amortization		15,958	14,601
		60,957	53,135
Other general administrative expenses
Communication		41,482	45,550
Utility		17,846	19,445
Vehicles maintenance		2,872	2,662
Supplies		9,198	9,876
Rent		536	527
Insurance		36,243	27,414
Repairs		59	135
Entertainment		1,443	1,416
Advertising		34,101	19,711
Sales promotion		39,834	28,703
Training		1,948	1,736
Publication		493	463
Freight		543	726
Provision for (reversal of) asset retirement obligation		16	(530)
Taxes and dues		41,302	31,992
		227,916	189,826
	~~W~~	715,176	614,373

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

37.Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Other operating income
Gains on recovery of bad debt(*)	~~W~~	12,980	14,066
Reversal of other allowances		24,273	-
Others		121,997	69,206
		159,250	83,272
Other operating expenses
Depreciation of lease assets		(256,595)	(161,443)
Others		(107,689)	(56,659)
		(364,284)	(218,102)
	~~W~~	(205,034)	(134,830)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38.Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Non-operating income
Gains on disposal of property and equipment	~~W~~	497	286
Miscellaneous income		450	777
Others		14,712	5,699
		15,659	6,762
Non-operating expenses
Donations		(9,540)	(9,119)
Provision for allowance for litigation		(283)	(64)
Losses on disposal of property and equipment		(13)	(57)
Miscellaneous losses		(175)	(120)
Others		(1,244)	(547)
		(11,255)	(9,907)
	~~W~~	4,404	(3,145)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes

(a)The components of income tax expense for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Current income taxes payable	~~W~~	237,750	114,680
Adjustments to the income tax expense for prior period		(3,661)	(2,561)
Changes in deferred tax due to changes in temporary differences		6,458	98,705
Income tax expense associated with items recorded in equity		(6,936)	(1,336)
Others		(5,395)	991
Income tax expense	~~W~~	228,216	208,497

(b)The relationship between income tax expense and profit before income taxes for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Profit before income taxes (A)	~~W~~	886,336	786,788
Income taxes at applicable tax rate		243,743	216,367
Adjustments:
Non-taxable income		(497)	(80)
Non-deductible expense		979	367
Tax deductions		(149)	(88)
Consolidated tax return effect and others		(15,860)	(8,069)
Income tax expense (B)	~~W~~	228,216	208,497
Effective tax rate (B/A)		25.75%	26.50%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		1,424	(229)	-	1,195
Valuation on financial assets at FVOCI		(6,146)	-	(698)	(6,844)
Valuation on property and equipment, depreciation and others		(2,176)	108	-	(2,068)
Deferred loan origination costs		(13,094)	(1,299)	-	(14,393)
Derivative assets		3,943	-	(5,216)	(1,273)
Accrued expenses		17,592	1,134	-	18,726
Net defined benefit obligations		66,411	6,878	(1,066)	72,223
Plan assets		(57,754)	(9,491)	911	(66,334)
Other provisions		145,453	2,160	-	147,613
Others		(16,612)	350	-	(16,262)
	~~W~~	139,120	(389)	(6,069)	132,662

		2020
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,602	(83,178)	-	1,424
Valuation on financial assets at FVOCI		(7,327)	-	1,181	(6,146)
Valuation on property and equipment, depreciation and others		(2,106)	(70)	-	(2,176)
Deferred loan origination costs		(11,526)	(1,568)	-	(13,094)
Derivative assets		9,150	-	(5,207)	3,943
Accrued expenses		17,470	122	-	17,592
Net defined benefit obligations		59,400	4,833	2,178	66,411
Plan assets		(50,799)	(7,467)	512	(57,754)
Other provisions		140,135	5,318	-	145,453
Others		(1,253)	(15,359)	-	(16,612)
	~~W~~	237,825	(97,369)	(1,336)	139,120

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes, Continued

(d)Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2021 and 2020 are as follows:

		2021
		December 31, 2021		January 1, 2021		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	18,044	(6,845)	16,204	(6,147)	(698)
Effective portion of valuation gain or loss on cash flow hedges		3,357	(1,274)	(10,394)	3,943	(5,217)
Remeasurements of defined benefit obligations		(58,270)	22,103	(58,678)	22,258	(155)
	~~W~~	(36,869)	13,984	(52,868)	20,054	(6,070)

		2020
		December 31, 2020		January 1, 2020		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	16,204	(6,147)	19,318	(7,328)	1,181
Effective portion of valuation gain or loss on cash flow hedges		(10,394)	3,943	(24,123)	9,150	(5,207)
Remeasurements of defined benefit obligations		(58,678)	22,258	(51,590)	19,568	2,690
	~~W~~	(52,868)	20,054	(56,395)	21,390	(1,336)

(e)The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2021 and 2020 are as follows:

		2021	2020
Deferred tax assets	~~W~~	239,837	234,902
Deferred tax liabilities		(107,175)	(95,782)
	~~W~~	132,662	139,120

(f)Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g)As of December 31, 2021, and 2020, current tax liabilities are ~~W~~181,290 million and ~~W~~30,378 million respectively. For consolidated tax returns, the amount is paid to the taxation authorities through the controlling company of the Company.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

40.Statements of Cash Flows

(a)Details of cash and cash equivalents as of December 31, 2021 and 2020 are summarized as follows:

		2021	2020

Cash	~~W~~	2	5
Available deposits from banks
Deposits on demand		300,578	358,528
Current deposits		297,719	353,493
Foreign currency deposits		841	53
Others		15	2,277
		2,003	2,705
Cash and cash equivalents	~~W~~	300,580	358,533

(b)The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2021 and 2020 are as follows:

		2021	2020
Cash and cash equivalents in the statements of financial position	~~W~~	300,616	358,569
Adjustment:
Restricted due from banks		(36)	(36)
Cash and cash equivalents in the statements of cash flows	~~W~~	300,580	358,533

(d)The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2021 and 2020 are as summarized follows:

		2021	2020

Substitution from Right-of-use Assets to Land and Buildings	~~W~~	-	513,437
Valuation of financial assets at FVOCI		6,359	(4,295)
Valuation of derivatives		18,969	18,937

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

40.Statements of Cash Flows, Continued

(e)Changes in assets and liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Balance at January 1, 2020	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2021
Assets		-
Derivative net assets(liabilities)	~~W~~	(63,257)	4,896	-	-	104,291	-	45,930
Liabilities
Borrowings		(6,861,412)	(2,466,592)	(40,880)	(2,283)	-	-	(9,371,167)
Debentures		(17,218,991)	(492,948)	(54,930)	(4,530)	-	-	(17,771,399)
Lease liabilities(*)		(20,303)	8,251	-	(414)	-	(5,172)	(17,638)
	~~W~~	(24,100,706)	(2,951,289)	(95,810)	(7,227)	-	(5,172)	(27,160,204)

(*) The amount of change in cash flow includes ~~W~~ 401 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2020
		Balance at January 1, 2020	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2020
Liabilities
Derivative net liabilities		(36,058)	(2,120)	-	-	(44,016)	18,937	(63,257)
Borrowings		(6,372,977)	(356,294)	-	(126,563)	-	(5,578)	(6,861,412)
Debentures		(15,225,750)	(1,667,995)	23,040	(347,090)	-	(1,196)	(17,218,991)
Lease liabilities(*)		(530,689)	536,415	-	-	-	(26,029)	(20,303)
	~~W~~	(22,165,474)	(1,489,994)	23,040	(473,653)	(44,016)	(13,866)	(24,163,963)

(*) The amount of change in cash flow includes ~~W~~ 3,059 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

41.Contingent Liabilities and Commitments

(a)Contingent liabilities

The Company has 17 pending lawsuits as a defendant as of December 31, 2021 for a total claim amount of ~~W~~4,011 million. A legal provision of ~~W~~264 million is recognized in the accompanying separate financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the separate financial statements.

(b)ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2021, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

(c)Other commitments

i) The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ~~W~~1 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2021, the Company has entered into limit loan commitments amounting to ~~W~~550 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ~~W~~1,625 billion with banks including Shinhan Bank and KB Kookmin bank.

iv) As of December 31, 2021, the uncollectible bad debts, for which right to claim is still effective, amounts to ~~W~~3,326,031 million.

v) For the year ended December 31, 2021 and 2020, the unused credit balance provided to credit card customers was ~~W~~87,060,206 million and ~~W~~83,075,972 million won, respectively, and the securities purchase agreement the Company has entered was ~~W~~34,468 million and ~~W~~99,400 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

42.Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card receivables sold by Asset-Backed Securitization Act as of December 31, 2021 and 2020 are summarized as follows:

	Initial transfer date		2021	2020

Shinhan Card 2020-1	2020.04.23		-	790,820
Shinhan Card 2021-1	2021.01.21		630,000	-
Shinhan Card 2021-2	2021.09.09		678,947	-
		~~W~~	1,308,947	790,820

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2021 and 2020 are summarized as follows:

	2021	2020

Credit card receivables at amortized cost and other	4,745,424	4,239,229
Borrowings	2,996,402	3,016,212

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions

(a)As of December 31, 2021, related parties of the Company are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Controlling company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.(*)	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Asia Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd	Other related parties
One Shinhan Futures New Technology Investment Associatino 1	Other related parties
One Shinhan Futures New Technology Investment Associatino 2	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties

(*) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged as of July 1, 2021, and it has changed the name of the entity into Shinhan Life Insurance Co., Ltd. Shinhan Life Insurance Co., Ltd.'s transactions include both the amount incurred by Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. before the merger. In addition, comparative figures include both amount of Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. for the year ended December 31, 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party / Account		2021	2020
Shinhan Financial Group Co., Ltd.		-
Interest income	~~W~~	-	4
Interest expense		40,904	35,749
Fee and commission income		11	-
Fee and commission expense		12,255	12,258
Provision for credit loss allowance		-	1
Shinhan Finance LLC
Fee and commission income		49	11
Shinhan Micro Finance
Fee and commission income		36	-
Shinhan Indo Finance
Fee and commission income		211	242
Other operation expenses		178	-
Shinhan Vietnam Finance Co., Ltd.
Interest income		3,168	2,796
Fee and commission income		295	287
Provision for credit loss allowance		2	83
Shinhan Card 2017-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	1,053
Shinhan Card 2017-2 Asset Securitisation Specialty Co., Ltd
Interest expense		-	3,112
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd
Interest expense		1,626	6,114
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd
Interest expense		2,425	8,913
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd
Interest expense		9,986	10,091
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd
Interest expense		8,414	8,435
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd
Interest expense		7,579	7,865
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd
Interest expense		4,991	5,024
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd
Interest expense		7,495	5,464
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd
Interest expense		4,302	-
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd
Interest expense		1,947	-
Shinhan Bank(*1)
Interest income		199	331
Interest expense		235	87

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

Fee and commission income	3,584	1,101

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, continued:

Related party / Account		2021	2020
Fee and commission expense	~~W~~	172,881	180,960
Other general administrative expenses		3,020	4,094
Other operating income		65	60
Gain on derivatives		41,689	1,060
Loss on derivatives		6,850	24,861
Provision for credit loss allowance		(4)	15
Shinhan Credit Information Co., Ltd.
Interest income		-	3
Fees and commission income		55	41
Fees and commission expense		26,120	25,781
Shinhan Life Insurance Co., Ltd.
Interest income		563	600
Interest expense		761	-
Fees and commission income		15,222	18,238
Fees and commission expense		274	702
Other operating expense		-	10
Other administrative expenses		70	79
Provision for credit loss allowance		(1)	2
Shinhan DS Co., Ltd.(*2)
Interest income		1	6
Fees and commission income		2	7
Fees and commission expense		57,561	29,708
Other operating income		1	-
Other operating expense		-	2,155
Other general administrative expenses		25	-
Provision for credit loss allowance		(1)	8
Shinhan Investment Corp.(*1)
Interest income		53	4
Interest expense		42	60
Fees and commission income		154	162
Fees and commission expense		293	342
Other operating expense		-	6
Other general administrative expenses		26	26
Provision for credit loss allowance		-	3
Jeju Bank
Interest income		-	5
Fees and commission income		14	33
Fees and commission expense		9	10
BNP Paribas Cardif Life Insurance
Fees and commission income		42	48

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, continued:

Related party / Account		2021	2020
Shinhan Savings Bank	~~W~~
Fees and commission income		12	21
Fees and commission expense		-	1
Other operating expense		11	-
Provision for credit loss allowance		-	2
Shinhan Aitas Co., Ltd.
Fees and commission income		2	3
Other operating expense		-	1
Shinhan Alternative Investment Management
Fees and commission income		5	10
Fees and commission expense		-	1
Shinhan Asset Management
Fees and commission expense		2	1
Other operating income		2	-
Provision for credit loss allowance		1	2
SHC Management Co., Ltd.
Other operating income		55	55
BNP Paribas Cardif General Insurance
Fees and commission income		4	2
Provision for credit loss allowance		6	-
Shinhan REITs Management Co., Ltd.
Fee and commission income		16	15
Asia Trust
Interest expense		-	4
Provision for credit loss allowance		1	4
Shinhan AI Co., Ltd.
Interest income		2	-
Fees and commission income		2	8
Fees and commission expense		180	-
Other general administrative expenses		107	47
Provision for credit loss allowance		1	2

(*1) The Company recognized the right-of-use assets and lease liabilities amounting to ~~W~~11,203 million and ~~W~~14,024 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized lease liability of ~~W~~11,200 million and ~~W~~14,021 million and interest expense amounting to ~~W~~299 million and ~~W~~51 million, respectively for the years ended December 31, 2021 and 2020.

(*2) As of December 31, 2021 and 2020, the Company acquired an intangible asset from other related parties at ~~W~~8,600 million and ~~W~~1,085 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows:

Related party	Account		2021	2020
Shinhan Financial Group	Credit card receivables	~~W~~	435	276
	Financing lease assets		9	-
	Consolidated tax accounts		93	-
Shinhan Vietnam Finance Co., Ltd.	Loans receivable		130,405	87,040
	Allowance for Doubtful Accounts		(85)	(83)
	Accrued income		1,318	1,127
	Accounts receivable		587	-
Shinhan Finance LLC	Accounts receivable		348	-
Shinhan Microfinance Co., Ltd.	Accounts receivable		40	-
Shinhan Indo Finance	Accounts receivable		41	-
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd	Accounts receivable		-	75,017
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd	Accounts receivable		-	68,382
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd	Accounts receivable		88,727	4,817
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd	Accounts receivable		5,030	14,466
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd	Accounts receivable		4,119	39,912
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd	Accounts receivable		4,140	4,238
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd	Accounts receivable		4,624	15,189
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd	Accounts receivable		4,134	-
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd	Accounts receivable		4,459	-
Shinhan Bank(*)	Cash and due from banks		30,491	81,118
	Credit card receivables		9,308	8,308
	Financing lease assets		391	1,425
	Allowance for doubtful accounts		(4)	(6)
	Accounts receivable		9,843	4,788
	Security deposits paid		9,284	9,727
	Derivative assets		23,090	-
Shinhan Credit Information Co., Ltd.	Credit card receivables		112	112
Shinhan Life Insurance Co., Ltd.(*)	Credit card receivables		2,303	1,987
	Allowance for doubtful accounts		(1)	(1)
	Pension plan assets		32,555	28,360
	Account receivable		1,574	12
Shinhan DS	Credit card receivables		475	278
	Financing lease assets		10	50
	Allowance for doubtful accounts		(4)	(4)
Shinhan Investment Corp.(*)	Cash and due from banks		942	471
	Credit card receivables		2,382	2,168
	Allowance for doubtful accounts		(2)	(2)
	Account receivable		1,449	-
	Security deposits paid		300	300

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows:

Related party	Account		2021	2020
Jeju Bank	Cash and due from banks	~~W~~	214	71
	Financing lease assets		8	-
BNP Paribas Cardif Life Insurance Co., Ltd.	Credit card receivables		87	81
Shinhan Savings Bank	Credit card receivables		96	79
	Allowance for doubtful accounts		(1)	(1)
Shinhan Aitas	Credit card receivables		131	116
Shinhan Capital Co., Ltd.	Credit card receivables		377	254
Shinhan Alternative Investment Management, Inc.	Credit card receivables		89	45
Shinhan Asset Management Co., Ltd	Credit card receivables		179	104
	Allowance for doubtful accounts		(2)	-
BNP Paribas Cardif General Insurance	Credit card receivables		24	21
	Allowance for doubtful accounts		(2)	-
Shinhan REITs Management Co., Ltd.	Credit card receivables		67	36
Shinhan AI	Accrued expense		27	-
	Credit card receivables		34	-
	Financing lease assets		4	38
	Allowance for doubtful accounts		(2)	(1)
Asia Trust Co., Ltd.	Credit card receivables		384	214
	Allowance for doubtful accounts		(1)	-
Shinhan Venture Investment Co., Ltd	Credit card receivables		40	-
Total account receivables		~~W~~	374,675	450,529

(*) For the year ended December 31, 2021, the Company has paid ~~W~~ 7,426 million to Shinhan Financial Group, the controlling company, in connection with the group's joint project. Of these, ~~W~~ 6,820 million will be preserved by Shinhan Bank, Shinhan Financial Investment, and Shinhan Life, and will be included in receivables among accounts receivable and accounts payable to the related parties.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows, continued:

Related party	Account		2021	2020
Shinhan Financial Group	Borrowings	~~W~~	2,189,765	1,935,200
	Current tax liabilities		181,290	30,378
	Accrued expenses		21,542	17,644
	Allowance for unused credit commitments		-	1
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd	Borrowings		-	307,284
	Accounts payable		-	44
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd	Borrowings		-	379,921
	Accounts payable		-	68
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd	Borrowings		422,852	506,709
	Accounts payable		63	76
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd	Borrowings		399,930	399,855
	Accounts payable		69	69
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd	Borrowings		588,050	587,262
	Accounts payable		56	56
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd	Borrowings		349,915	349,844
	Accounts payable		40	40
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd	Borrowings		486,059	485,336
	Accounts payable		56	56
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd	Borrowings		349,851	-
	Accounts payable		37	-
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd	Borrowings		399,745	-
	Accounts payable		51	-
Shinhan Bank	Derivative liabilities		2,493	28,847
	Allowance for asset retirement obligation		550	549
	Accounts payable		6,071	4,807
	Accrued expenses		1,237	773
	Lease liabilities		11,200	12,565
	Allowance for unused credit commitments		7	9
Shinhan Credit Information Co., Ltd.	Accounts payable		2,955	2,649
Shinhan Life Insurance Co., Ltd.(*)	Accounts payable		57	71
	Accrued expense		144	160
	Debentures		30,000	30,000
	Allowance for unused credit commitments		1	1

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows, continued:

Related party	Account		2021	2020
Shinhan Investment Corp.	Allowance for unused credit commitments		2	1
Shinhan DS	Accrued expense		336	184
	Accounts payable		5	-
	Allowance for unused credit commitments		2	4
Shinhan AI	Accrued expenses		-	47
Shinhan Capital Co., Ltd.	Allowance for unused credit commitments		-	1
Shinhan Alternative Investment Management, Inc.	Accrued expense		1	-
Shinhan Savings Bank	Allowance for unused credit commitments		1	1
Shinhan Asset Management Co., Ltd	Allowance for unused credit commitments		1	1
BNP Paribas Cardif General Insurance	Allowance for unused credit commitments		4	-
Total account payables		~~W~~	5,444,438	5,080,513

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(d)Fund transactions between the related parties for the years ended December 31, 2021 and 2020 are summarized as follows:

(i) Borrowing∙Repayment

			2021		2020
Control relationship	Related party		Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	513,684	(300,000)	500,000	-
Subsidiaries	Shinhan Card 2017-1 Asset Securitisation Specialty Co., Ltd		-	-	-	(309,899)
Subsidiaries	Shinhan Card 2017-2 Asset Securitisation Specialty Co., Ltd		-	-	-	(457,800)
Subsidiaries	Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd		-	(307,427)	-	-
Subsidiaries	Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd		-	(380,065)	-	-
Subsidiaries	Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd		-	(84,600)	-	-
Subsidiaries	Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd		-	-	479,986	-
Subsidiaries	Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd		345,772	-	-	-
Subsidiaries	Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd		394,796	-	-	-
Other related parties(*)	Shinhan Bank		14,597	(1,796)	14,021	(1,661)
Other related parties	Shinhan Life Insurance Co., Ltd.	~~W~~	-	-	-	(50,000)

(*) During the year ended December 31, 2021, lease liabilities recognized from the lease contracts with other related parties increased by ~~W~~ 14,597 million and decreased by ~~W~~ 1,796 million.

(ii) Loan-Collection

			2021		2020
Control relationship	Related party		Loan	Collection	Loan	Collection

Subsidiary Company	Shinhan Vietnam Finance Co., Ltd.	~~W~~	34,449	-	34,788	(34,959)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(d) Fund transactions between the related parties for the years ended December 31, 2021 and 2020 are summarized as follows, continued:

(iii) Investment - collection

Control relationship	Related party	2021		2020
		Investment	Collection	Investment	Collection

Other related party	One-Shinhan Futures New Technology Investment Association 1	-	-	500	-
Other related party	One-Shinhan Futures New Technology Investment Association 2	390	-	600	-
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	3,532	-	-	-
Associate	Wave Technology(*)	500	-	-	-
Associate	One-Shinhan Connect Fund 1	72,000	-	-	-

(*) As has been incorporated into the investment assets of related companies during the period, it includes ~~W~~ 130 million replaced by the financial assets at FVTPL.

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

(e) Key management personnel compensations for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Salaries and wages	~~W~~	2,984	2,941
Post-employment benefits		50	45
Share-based compensation expense		1,658	901
	~~W~~	4,692	3,887

(f) The guarantee provided between the related parties as of December 31, 2021 and 2020 is as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2021	2020	Details
Shinhan Card	Shinhan Indo Finance	~~W~~	98,832	91,725	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd		31,703	14,901	Borrowing guarantee
	Shinhan Vietnam Finance Co., Ltd.		76,118	65,940	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.		13,863	18,009	Borrowing guarantee
			220,516	190,575

43.Related Parties Transactions, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

(g) The guarantee provided by related parties as of December 31, 2021 and 2020 are as follows:

		Amount of guarantee
Guarantor	Guaranteed Party	2021	2020	Details
Shinhan Bank	Shinhan Card Co., Ltd	500,000	500,000	Unused credit commitment

(h) The main agreement with related parties as of December 31, 2021 and 2020 is as follows:

Related Party		Amount of commitment		Details
		2021	2020

Shinhan Bank	~~W~~	1,170,693	1,326,680	Derivative facilities
Shinhan Indo Finance		946	1,210	Unused credit commitment
Shinhan Finance Co. Ltd		47,158	8,319	Unused credit commitment
Shinhan Vietnam Finance Co., Ltd.		27,927	58,970	Unused credit commitment
Shinhan Microfinance Co., Ltd.		4,139	4,093	Unused credit commitment
Shinhan Financial Group Co., Ltd.		3,565	3,724	Unused credit card commitment
Shinhan Bank		58,263	60,130	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		5,198	8,513	Unused credit card commitment
Shinhan DS Co., Ltd.		1,025	1,222	Unused credit card commitment
Shinhan Investment Corp.		8,118	6,332	Unused credit card commitment
BNP Paribas Cardif Life Insurance		913	919	Unused credit card commitment
Shinhan Savings Bank		154	171	Unused credit card commitment
Shinhan Aitas Co., Ltd.		869	486	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,213	2,336	Unused credit card commitment
Shinhan Alternative Investment Management		-	255	Unused credit card commitment
Shinhan Asset Management		301	376	Unused credit card commitment
BNP Paribas Cardif General Insurance		226	229	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		33	64	Unused credit card commitment
Asia Trust Co., Ltd.		616	486	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		288	288	Unused credit card commitment
Shinhan AI		16	-	Unused credit card commitment

(i) During the years ended December 31, 2021, the receivables acquired and sold through Shinhan Investment Corp. amounts to ~~W~~ 991,563 million and ~~W~~ 984,166 million, respectively. Also, debentures issued by the Company and acquired by Shinhan Investment Corp. amounts to ~~W~~ 50,000 million

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

44. Uncertainty due to Changes in Domestic and Global Economic Conditions

The rapid spread of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company's results of operations by increasing a potential impairment on assets and the expected credit losses of certain asset portfolio.

The risk exposure of the portfolio, which is determined to be highly affected by COVID-19, is as follows.

	Business		Financial assets at amortized cost	Total limits

Credit card receivables	Credit Sales		371,197	814,598
	Card advanced		152,838
	Card loans		387,318
		~~W~~	911,353	814,598

In comprehensive consideration of the above circumstances, the Company reassessed the forward-looking information used to estimate expected credit losses allowances in applying Korean IFRS No. 1109 ‘Financial Instrument’.

In a statistical model that assumes the correlation between the default rates used in estimating the expected credit losses and the major economic factors, the company reassessed forecasting default rates by applying estimates from major economic factors.

The Company will continue to monitor forward-looking information, taking into account the duration of COVID-19 pandemic impact to the economy and the government's policies.

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Chief Executive Officer (or President) of

Shinhan Card Co., Ltd.

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2021. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2021, is designed and operating effectively, in all material respects, in conformity with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline.

Our review is based on the Company’s ICFR as of December 31, 2021, and we did not review management’s assessment of its ICFR subsequent to December 31, 2021. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 2, 2022

0f881d97-6943-4eae-b078-2bb704376c4f

ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2021.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2021, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 11, 2022

Lim Young Jin, Chief Executive Officer

Moon Dong Kwon, Internal Accounting Manager